EXHIBIT 99.1

Annual Information Form March 5, 2012
Teck

2011 Annual Information Form

Nomenclature

In this Annual Information Form, unless the context otherwise dictates, “we”, “Teck” or the “Company” refers to Teck Resources Limited and its subsidiaries.

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2011 Annual Information Form

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2011 Annual Information Form

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2011 Annual Information Form

Cautionary Statement on Forward-Looking Information

This Annual Information Form and certain documents incorporated by reference in this Annual Information Form contain certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  These statements relate to future events or our future performance.  All statements other than statements of historical fact are forward-looking statements.  The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference in this Annual Information Form, as the case may be.  These forward-looking statements include but are not limited to, statements concerning:

■	prices and price volatility for copper, coal, zinc and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;

■	the demand for and supply of copper, coal, zinc and other products and commodities that we produce and sell;

■	the sensitivity of our financial results to changes in commodity prices;

■	treatment and refining charges;

■	our strategies and objectives;

■	our interest and other expenses;

■	our tax position and the tax rates applicable to us;

■	our plans for our oil sands investments and other development projects;

■
the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills project, the Frontier project, the Quebrada Blanca hypogene project, the Quintette coal mine and our Galore Creek project;

■	our estimates of the quantity and quality of our mineral and oil reserves and resources;

■	the production capacity of our operations, our planned production levels and future production;

■	forecast production and operating costs;

■	availability of transportation for our products from our operations;

■	potential impact of transportation and other potential production disruptions;

■	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

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■
our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

■	the costs and potential impact of managing selenium discharges at our coal operations;

■	our financial and operating objectives;

■	our exploration, environmental, health and safety initiatives;

■	the outcome of legal proceedings and other disputes in which we are involved;

■	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;

■	the timing of completion of pre-feasibility or feasibility studies on our properties;

■	the predicted timing and level of production at our Quintette coal mine, assuming operations there are restarted;

■	the closing of our proposed acquisition of SilverBirch Energy Corporation;

■	our dividend policy; and

■	general business and economic conditions.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of our principal commodities, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form.  Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

■	general business and economic conditions;

■	interest rates;

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■	changes in commodity and power prices;

■	acts of foreign governments and the outcome of legal proceedings;

■	the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal and zinc and our other metals and minerals as well as oil, natural gas and petroleum products;

■	the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations;

■	our costs of production and our production and productivity levels, as well as those of our competitors;

■	our ability to secure adequate transportation for our products;

■	changes in credit market conditions and conditions in financial markets generally;

■	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;

■	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

■	the availability of qualified employees and contractors for our operations, including our new developments

■	our ability to attract and retain skilled staff;

■	the satisfactory negotiation of collective agreements with unionized employees;

■	the impact of changes in Canadian-US dollar and other foreign exchange rates on our costs and results;

■	engineering and construction timetables and capital costs for our development and expansion projects;

■	costs of closure of various operations;

■	market competition;

■	the accuracy of our reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

■	premiums realized over London Metal Exchange cash and other benchmark prices;

■	tax benefits and tax rates;

■	the outcome of our coal price and volume negotiations with customers;

■	the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;

■	the resolution of environmental and other proceedings or disputes;

■	the future supply of low cost power to the Trail smelting and refining complex;

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■	our ability to obtain, comply with and renew permits in a timely manner; and

■	our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive.  Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.  You should also carefully consider the matters discussed under “Risk Factors” in this Annual Information Form. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

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Glossary of Technical Terms

bitumen: a naturally occurring heavy viscous crude oil.

cathode:  an electrode in an electrolytic cell which receives electrons and which represents the final product of an electrolytic refining process.

clean coal:  coal that has been processed to separate impurities and is in a form suitable for sale.

coking coal: those steelmaking coals possessing physical and chemical characteristics that facilitate the manufacture of coke, which is used in the steelmaking process.  Coking coal may also be referred to as steelmaking coal.

concentrate:  a product containing valuable minerals from which most of the waste mineral in the ore has been eliminated in a mill or concentrator.

contingent bitumen resource: those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.

crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.

extraction plant:  a facility in which bitumen is separated from sand, water and other impurities.

flotation:  a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely crushed minerals, whereas other minerals sink, so that the valuable minerals are concentrated and separated from the waste.

grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.

hard coking coal:  a type of coking coal used primarily for making coke in integrated steel mills.

hypogene:  primary sulphide ore located beneath shallow zones of ore affected by weathering processes.

mill:  a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

oil sands:  sand and rock material that contains bitumen.

ore:  naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

orebody: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.

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PCI coal: means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.

semi-autogenous grinding (SAG):  a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.

slag: a substance formed by way of chemical action and fusion at furnace operating temperatures: a by-product of the smelting process.

smelter:  a plant in which concentrates are processed into an upgraded product by application of heat.

steelmaking coal:  means the various grades of coal that are used in the steelmaking process including both coals to produce coke and coals that are pulverized for injection into the blast furnace as a fuel.

strike: the direction, course or bearing taken by a structural surface as it intersects the horizontal.

sulphide:  a mineral compound containing sulphur but no oxygen.

supergene:  near-surface ore that has been subject to secondary enrichment by weathering.

SX-EW:  an abbreviation for Solvent Extraction–Electrowinning, a hydrometallurgical process to produce cathode copper from leached copper ores.

tailings:  the effluent that remains after recoverable metals have been removed from the ore during processing.

thermal coal: means coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by metallurgical coals.  Most thermal coal is used to produce electricity in thermal power plants.

treatment and refining charges: the charge a mine pays to a smelter as a fee for conversion of concentrates into refined metal.

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Corporate Structure

Name, Address and Incorporation

Teck Resources Limited was continued under the Canada Business Corporations Act in 1978.  It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively.  Over the years, several other reorganizations have been undertaken.  These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the merger with Cominco Ltd. in 2001.  On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited.  On January 1, 2008, we amalgamated with our wholly-owned subsidiary, Aur Resources Inc., by way of vertical short form amalgamation under the name Teck Cominco Limited.  On April 23, 2009, we changed our name to Teck Resources Limited from Teck Cominco Limited.  On June 1, 2009 Teck Cominco Metals Ltd. changed its name to Teck Metals Ltd.

Since 1978, the Articles of Teck have been amended on several occasions to provide for various series of preferred shares and other corporate purposes.  On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  On September 12, 2001, the Articles were amended to effect the name change to Teck Cominco Limited and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact “coattail” provisions for the benefit of the Class B subordinate voting shares.  Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  See “Description of Capital Structure” below for a description of the attributes of the Class A common shares and Class B subordinate voting shares.  On April 23, 2009, our Articles were amended to effect the name change to Teck Resources Limited as described above.

The registered and principal offices of Teck are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C OB3.

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Intercorporate Relationships

Our financial statements consolidate the accounts of all of our subsidiaries.  Our material subsidiaries as at December 31, 2011 that are wholly-owned are listed below.  Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

Company Name	Jurisdiction of Incorporation/Formation/ Continuation
AurCay Holdings Inc.	Cayman Islands
Canada Tungsten (Cayman) Inc.	Cayman Islands
Teck Financial Ltd.	Bermuda
Teck Base Metals Ltd.	Bermuda
Teck Metals Ltd.	Canada
Fording Partnership	Alberta
Teck Resources Coal Partnership	British Columbia
Teck Coal Partnership	Alberta
Elkview Limited Partnership	Alberta
Teck Resources Mining Partnership	British Columbia
Teck American Incorporated	Washington, U.S.A.
Teck Alaska Incorporated	Alaska, U.S.A.

In addition to the wholly-owned subsidiaries listed above, we own, directly or indirectly:

1.	a 97.5% partnership interest in the Highland Valley Copper partnership;

2.	a 20% limited partnership interest in Fort Hills Energy Limited Partnership;

3.	through AurCay Holdings Inc., a 76.5% share interest in Compañia Minera Quebrada Blanca S.A.;

4.	through AurCay Holdings Inc. and Canada Tungsten (Cayman) Inc., a 90% share interest in Compañía Minera Teck Carmen de Andacollo S.A.; and

5.	through Teck Base Metals Ltd., a 22.5% indirect share interest in Compañía Minera de Antamina S.A., which owns the Antamina copper and zinc mine in Peru.

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The following chart sets out the relationships among our material subsidiaries.

Teck Resources Limited
[Canada]
Teck Metals Ltd.
[Canada]
Fording Limited
Partnership [Alberta]
20%
Fort Hills
Energy Limited Partnership
Teck Financial Corporation Ltd.
[Bermuda]
Aurcay Holdings Inc.
[Cayman Islands]
Canada Tungsten
(Cayman) Inc.
[Cayman Islands]
13.93455%
78.5655%
59.354%
40.646%
Teck Highland Valley
Copper Partnership [B.C.]
5%
(total ownership = 97.5%)
Teck Resources
Mining Partnership [B.C.]
Teck Resources
Coal Partnership [B.C.]
Teck Base Metals Ltd.
[Bermuda]
76.5%
Compania Minera Quebrada
Blanca S.A. [Chile]
27%
63%
Compania Minera Carmen
de Andacollo [Chile]
(Total ownership = 90%)
Teck American Incorporated
[Washington, U.S.A.]
40%
Teck
Coal Partnership [Alberta]
60%
22.5%
Compañia Minera Antamina S.A.
[Peru]
Teck Alaska Incorporated
[Alaska, U.S.A.]
95%
Elkview
Limited Partnership [Alberta]

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General Development of the Business

Three-Year History

2009

In 2009 average annual prices for our principal products were less than in 2008, but increased during the year, except for coal.  Annual average prices for zinc and copper were US$0.75 and US$2.34 per pound, respectively, compared with US$0.85 and US$3.17 per pound in 2008.  Realized coal prices decreased from US$205 per tonne in 2008 to US$157 per tonne in 2009.

Over the course of 2009, as part of our debt reduction initiative, we sold or entered into agreements to sell our principal gold assets, as described below.

On January 8, 2009 we announced a global workforce reduction of approximately 1,400 positions, or 13% of our workforce at the time.

In January 2009 we sold our 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation for US$40 million in cash and approximately 5.6 million Kinross common shares, and also retained a net smelter return royalty.  On April 8, 2009 we announced that we sold the Kinross shares for gross proceeds of approximately US$101 million.

On April 6, 2009 we announced that Compañia Minera Teck Carmen de Andacollo (“CDA”), one of our subsidiaries, had agreed with Royal Gold, Inc. to sell an interest in the gold production from the Andacollo mine.  The sale was completed on January 25, 2010 and CDA received proceeds of US$218 million in cash and approximately 1.2 million shares of Royal Gold.  We own a 90% interest in CDA.

On April 22, 2009 we completed the sale of our 50% interest in our Hemlo gold operations to our joint venture partner, Barrick Gold Corporation, for US$65 million, less cash flow received since January 1, 2009.

On April 23, 2009 we changed our name to Teck Resources Limited.

On April 30, 2009 we amended and restated our term and bridge credit facilities, which we had originally entered into in connection with the acquisition of the assets of Fording Canadian Coal Trust (“FCCT”) in 2008.  The amended facilities were guaranteed by substantially all of our material subsidiaries, subject to certain exceptions, and were generally secured through senior secured pledge bonds, which generally have the benefit of a first priority security interest in our material properties.  The amended credit facilities contained significant restrictive covenants, including restrictions on new indebtedness, new liens, acquisitions and dispositions, capital expenditures and distributions.  The amended bridge credit facility was retired in July 2009 and the amended term credit facility was further amended by the third amending agreement, dated as of October 26, 2009, which amended certain definitions and covenants.

In May 2009 we issued US$1.315 billion principal amount of 9.75% senior notes due 2014 (“2014 notes”), US$1.060 billion principal amount of 10.25% senior notes due 2016 (“2016 notes”) and US$1.850 billion principal amount of 10.75% senior notes due 2019 (“2019 notes”).  We used the

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net proceeds of approximately US$3.875 billion to repay a portion of the US$5.8 billion bridge credit facility entered into in connection with our acquisition in October 2008 of the assets of FCCT.

On June 17, 2009 we announced the proposed sale of a one-third interest in the Waneta Dam in southeastern British Columbia to BC Hydro for $825 million.

On July 7, 2009 we sold our 40% interest in the Pogo mine in Alaska to affiliates of Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation, our joint venture partners in Pogo, for US$255 million.

On July 15, 2009 we issued 101.3 million Class B subordinate voting shares in a private placement for proceeds of US$1.5 billion.  The net proceeds were used to repay the amended bridge credit facility in full and to repay a portion of the amended term credit facility.

On November 17, 2009 we sold our indirect 78.8% interest in the Morelos gold project in Mexico to Gleichen Resources Ltd. for US$150 million in cash and approximately 1.6 million common shares and 12.4 million special warrants of Gleichen.

On September 23, 2009 we announced the proposed sale of the Agi Dagi and Kirazli gold projects in Turkey, in which we had a 60% interest.

In total, during 2009, we repaid $8.106 billion of bridge and term debt using cash flow from operations, the net proceeds of assets sales, the net proceeds of the July 2009 private placement and new long-term borrowing.

Our cash and temporary investments as at December 31, 2009 were $1.3 billion against total debt of $8.0 billion.

2010

In 2010 average annual prices for our principal products increased compared to 2009.  Annual average prices for copper and zinc were US$3.42 and US$0.98 per pound, respectively, compared with US$2.34 and US$0.75 per pound in 2009.  Realized coal prices increased from US$157 per tonne in 2009 to US$181 per tonne in 2010.

Three dispositions of non-core assets announced in 2009 as part of our debt reduction plan closed in 2010.  The sale of the Agi Dagi and Kirazli gold projects closed in January 2010, and we received gross proceeds of US$24 million and 2.4 million shares of Alamos Gold Inc.  The sale by CDA of an interest in the gold production from the Andacollo mine was completed in January 2010, and CDA received proceeds of US$218 million in cash and approximately 1.2 million shares of Royal Gold, Inc.  On March 5, 2010 we closed the sale of a one-third interest in the Waneta Dam for proceeds of $825 million.  Net proceeds received by Teck from these dispositions were used to partially repay debt incurred in connection with the acquisition of the assets of FCCT.  In April 2010 we repaid the remaining amount of the FCCT acquisition bank debt.  Following this repayment, the pledge bonds securing our notes issued in 2009 and the guarantees and liens securing those pledge bonds were released.

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In April 2010 we announced that we were resuming the payment of semi-annual dividends, which were previously suspended as part of our debt reduction plan.  The first dividend payment of $0.20 per share was made on July 2, 2010 and on November 17, 2010 we declared a dividend of $0.30 per share, which was paid on January 4, 2011.

We announced a number of events in 2010 related to the expansion and development of our operations.  On January 5 we announced a major expansion at the Antamina mine in Peru.  On May 20 we announced that development of the Aqqaluk deposit at the Red Dog mine would proceed.  Our copper concentrator project at the Carmen de Andacollo operation in Chile achieved commercial production in October, increasing the expected mine life by approximately 20 years.  As part of our growth strategy for coal, we announced on April 29 that we had initiated a feasibility study to potentially re-open our Quintette coal mine in northeast British Columbia.  On October 6 we announced a 10-year rail agreement with Canadian Pacific Railway Limited to transport coal from our Elk Valley steelmaking coal mines to Vancouver-area ports.

We undertook a number of refinancing transactions in 2010 intended to reduce the outstanding amount of the high-yield debt that we issued in 2009.  In August 2010 we issued US$300 million principal amount of 3.850% notes due 2017 and US$450 million principal amount of 6.000% notes due 2040.  We used the net proceeds from the offering of notes, together with cash on hand, to purchase, by way of a tender offer, an aggregate of US$800 million principal amount of 2014 notes and 2016 notes. In September 2010 we issued US$500 million of 4.500% notes due 2021 and US$200 million of 6.000% notes due 2040 and used the net proceeds from that offering to purchase, by way of tender offer, US$543 million principal amount of 10.75% notes due 2019.  In December 2010 we purchased a further aggregate of US$650 million of our 2014, 2016 and 2019 notes by way of tender offer using cash on hand.

Our cash and temporary investments as at December 31, 2010 were $832 million against total debt of $4.9 billion.

2011

In 2011 average annual prices for our principal products increased compared to 2010.  Annual average prices for copper and zinc were US$4.00 and US$0.99 per pound, respectively, compared with US$3.42 and US$0.98 per pound in 2010.  Realized coal prices increased from US$181 per tonne in 2010 to US$257 per tonne in 2011.

In 2011 we focused on developing and advancing initiatives at existing operations and projects. In April we announced an expansion study to examine the feasibility of adding an additional SAG mill, ball mill and other associated plant and equipment in order to increase annual production at Carmen de Andacollo.  A $475 million mill modernization project at Highland Valley Copper mine commenced in the third quarter, which is expected to result in improved operational efficiency and recoveries.  At our Trail operations, a $210 million investment to increase our capacity to recycle end-of-life electronics and a $125 million investment for a new acid plant were approved in the fourth quarter.  In November, a regulatory application and environmental impact assessment for the Frontier project (including the Equinox Project) was submitted by Teck and our partner SilverBirch Energy Corporation (“SilverBirch”) to regulators.  The application is an important milestone in advancing the projects and regulatory review is expected to take three years.  In

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January 2012 we announced an agreement to acquire SilverBirch that, assuming successful closing, would result in Teck owning a 100% interest in the Frontier and Equinox projects.  Feasibility and prefeasibility work continued on a number of our projects over the course of the year as well.

With the repayment the FCCT acquisition debt completed in 2010, we undertook fewer significant capital market transactions and asset dispositions in 2011 as compared to 2010 and 2009.  In July 2011 we issued US$300 million principal amount of 3.15% notes due 2017, US$700 million principal amount of 4.75% notes due 2022 and US$1 billion of 6.25% notes due 2041.  We announced and completed the sale of our Carrapateena project in the second half of 2011 for cash proceeds of US$134 million.  In June 2011 we announced a normal course issuer bid in respect of up to 40 million of our Class B subordinate voting shares.  As at December 31, we had purchased 4.8 million Class B subordinate voting shares for cancellation pursuant to the program.

Our cash and temporary investments as at December 31, 2011 were $4.4 billion against total debt of $7.0 billion.

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Description of the Business

General

Teck’s business is exploring for, developing and producing natural resources.  Our activities are organized into business units focused on copper, coal, zinc and energy.

We have interests in the following principal mining and processing operations:

	Type of Operation	Jurisdiction
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Antamina	Copper/Zinc Mine	Ancash, Peru
Quebrada Blanca	Copper Mine	Region I, Chile
Carmen de Andacollo	Copper Mine	Region IV, Chile
Duck Pond	Copper/Zinc Mine	Newfoundland, Canada
Trail	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, USA
Pend Oreille	Zinc Mine	Washington, USA
Elkview	Coal Mine	British Columbia, Canada
Fording River	Coal Mine	British Columbia, Canada
Greenhills	Coal Mine	British Columbia, Canada
Coal Mountain	Coal Mine	British Columbia, Canada
Line Creek	Coal Mine	British Columbia, Canada
Cardinal River	Coal Mine	Alberta, Canada

Our principal products are copper, steelmaking coal and zinc.  Lead, molybdenum, silver and various specialty and other metals, chemicals and fertilizers are also produced at our operations. We own a 20% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta and a 50% interest in the Frontier/Equinox project and other oil sands leases in the Athabasca region of Alberta, Canada.  We also actively explore for gold.

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The following table sets out our revenue by product for each of our last two financial years:

Revenue by product

	2011 $(Billions)%		2010 $(Billions)%
Copper(1)	2.665	23	2.155	23
Coal	5.641	49	4.351	47
Zinc(2)	1.335	12	1.375	15
Other(3)	1.873	16	1.342	15
Total	11.514	100%	9.223	100%

(1)	Copper revenues include sales of copper contained in concentrates and cathode copper
(2)	Zinc revenues include sales of refined zinc and zinc concentrate
(3)	Other revenues include sales of silver, lead, molybdenum, various specialty metals, chemicals and fertilizer.

Product Summary

Copper

We produce both copper concentrates and cathode copper.  Our principal market for copper concentrates is Asia, with a lesser amount sold in Europe.  Copper concentrates produced at the Highland Valley Copper mine are distributed to customers in Asia by rail to a port in Vancouver, British Columbia, and from there by ship.  Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Asia and Europe.  Copper concentrates produced at Carmen de Andacollo are trucked to the port of Coquimbo, Chile and from there by ship to customers in Asia and Europe. Copper concentrates are sold primarily under long term contracts, with treatment and refining charges negotiated on an annual basis.  Copper cathode from our Quebrada Blanca and Andacollo mines is trucked from the mines and sold primarily under annual contracts to customers in Asia, Europe and North America.

The copper business is cyclical. Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry.  Prices for copper cathode also rise and fall as a result of changes in demand for, and supply of, refined copper metal.  The major use of refined copper is in electrical and electronic applications, with prices and premiums highly dependent on the demand for electrical wire in construction, communications and automotive applications.

All of our revenues from sales of copper concentrates and cathode copper were derived from sales to third parties.

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Coal

Teck is the second largest exporter of seaborne steelmaking coal in the world.  Our hard coking coal, a type of steelmaking coal, is used primarily for making coke by integrated steel mills in Asia, Europe and the Americas.  In 2011, sales to Asia accounted for approximately 60% of our annual coal sales volume.  Substantially all of the coal produced by Teck is high quality hard coking coal.  Lesser quality PCI and thermal coal products accounted for approximately 15% of our annual sales volume in 2011.

Coal is processed at our mine sites.  Processed coal is primarily shipped westbound from our mines by rail to terminals along the coast of British Columbia and from there by vessel to overseas customers.  In 2011, approximately 9% of our processed coal was shipped by rail to customers in North America.

We compete in the steelmaking coal market primarily with producers based in Australia.  Coal pricing is generally established in US dollars and the competitive positioning among producers can be significantly affected by exchange rates.  The competitive position of Teck in the coal market continues to be determined primarily by the quality of its various coal products and its reputation as a reliable supplier, as well as by its production and transportation costs compared to other producers throughout the world.

The high quality seaborne steelmaking coal markets are cyclical in nature, being driven by a combination of demand and production and export capacity.  We have experienced significant fluctuations in coal prices and sales volumes in the past.  The emergence of China as a significant importer of seaborne steelmaking coal has resulted in a market that is highly elastic and volatile.  Any significant disruption in China’s economic growth could alter the demand and supply dynamics for the entire seaborne market suddenly and severely.

The majority of Teck’s coal sales in 2011 were negotiated and settled on the basis of quarterly pricing.  In addition, developmental sales, which are typically priced on a per-vessel basis, were continued into new markets, particularly China.  Prior to 2010, substantially all of Teck’s coal production was sold under evergreen or long-term agreements with coal prices that were negotiated annually based on a coal year that ran April 1 to March 31.  We expect that substantially all of our coal pricing in 2012 will be negotiated for a term of less than one year, including on a quarterly and per-vessel basis.  All of our revenues from sales of coal products were derived from sales to third parties.

Zinc

We produce both refined zinc and zinc concentrates.

Our principal markets for refined zinc are North America and Asia. Refined zinc produced at our metallurgical operations at Trail, British Columbia is distributed to customers in North America by rail and/or truck and to customers in Asia by ship.

Our principal markets for zinc concentrates are Asia and Europe.  In 2011, approximately 30% of Red Dog’s zinc concentrate production was sold to our metallurgical operations at Trail, B.C. for treatment and refining.  The balance of Red Dog’s production was sold to customers in Asia and Europe and transported by ship.

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All of our revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at Red Dog and treated at Trail) are derived from sales to third parties.  We strive to differentiate our metal products by producing the alloys, sizes and shapes best suited to our customers’ needs.

We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia and Europe.

Trail’s supply of zinc and lead concentrates, other than those sourced from Red Dog, is provided primarily through long-term contracts with mine producers in North America, South America and Australia.

The zinc business is cyclical.  Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry.  Refined zinc is used primarily for galvanizing steel, and prices and premiums are highly dependent on the demand for steel products.

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Individual Operations

Copper

Copper Operations

Highland Valley Copper Mine, Canada (Copper)

We have an aggregate 97.5% partnership interest in the Highland Valley Copper mine located near Kamloops, British Columbia.  The remaining 2.5% is held indirectly by third parties through their interests in Highmont Mining Company.  Highland Valley’s primary product is copper concentrate but it is also a significant producer of molybdenum in concentrate.

Our current interest is held through an 11.4% direct interest in the Teck Highland Valley Copper Partnership (“HVC”) and a 50.001% interest in Highmont Mining Company, which holds a 5% interest in HVC.  Our remaining 83.6% interest is held directly and indirectly through Teck Metals.  The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and crown grants which will be kept in good standing beyond the shutdown of operations.  The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to that area pursuant to various leases, claims and licenses.

The Highland Valley mine is located adjacent to Highway 97C connecting Merritt, Logan Lake, and Ashcroft, British Columbia. Access to the mine is from a 1 kilometre access road from Highway 97C. The mine is approximately 80 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver.  The mine operates throughout the year. Power is supplied by B.C. Hydro through a 138kv line which terminates at the Trans-Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open pit operation. The processing plant, which uses autogenous and semi-autogenous grinding and flotation to produce metal in concentrate from the ore, has the capacity to process between 120,000 and 130,000 tonnes of ore per day depending on ore hardness.  Water from mill operations is collected and contained in a tailings impoundment area.  Mill process water is reclaimed from the tailings pond.  The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits.  The operation holds all of the permits that are material to its operations.

Ore is mined from two main sources, the Lornex and Valley pits, as well as from the Highmont pit.  These are located in the Guichon Batholith which hosts all of the ore bodies located in the area.  The Lornex orebody occurs in Skeena Quartz Diorite host rock, intruded by younger pre-mineral Quartz Porphyry and Aplite Dykes. The Skeena Quartz Diorite is an intermediate phase of the Guichon Batholith and is generally a medium to coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the Batholith. These rocks are medium to coarse-grained with large

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phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

Concentrates are transported first by truck to Ashcroft and then by rail to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in Asia.    The price of copper concentrate under these long-term sales agreements is based on London Metal Exchange (“LME”) prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated annually. The balance is sold on the spot market. Molybdenum concentrates are sold to third party refiners on market terms.

A two-year waste stripping and buttress placement project on the east wall of the Valley pit was completed in 2011.  A two-year pre-stripping program for an extension of the Lornex pit commenced in 2012 and received all permits in late 2011.

Reserves have been expanded in both the Valley and Lornex pits to support a new life of mine plan that will see the operation extend to 2026 at the expanded throughput rate with mill modernization. Resources have also been expanded significantly based on drilling and mine planning work completed during 2011 for the Valley, Lornex and Highmont pits. See “Mineral Reserves and Resources” below.  Additional exploration and definition drilling is planned in 2012 and conceptual engineering studies are underway to further define development scenarios that could incorporate these resources into future mine plans, which have the potential to extend the mine life by an additional 10 to 20 years.

A $475 million mill modernization project was approved in the third quarter of 2011. The project includes the construction of new flotation and pebble-crushing capacity adjacent to the existing circuits, which is expected to increase plant availability and increase copper recovery by 2%, molybdenum recovery by 3% and annual mill throughput by 10% over the remaining life of the mine. The project is scheduled for completion in the fourth quarter of 2013.

Highland Valley Copper’s 2011 copper production was 97,300 tonnes of copper in concentrate. Molybdenum production was 15% higher than 2010 levels at 7.9 million pounds due to higher feed grades.  2012 production at Highland Valley is expected to be in the range of 105,000 to 110,000 tonnes of copper.  2012 molybdenum production is expected to be similar to 2011 production.

Antamina Mine, Peru (Copper, Zinc)

We own indirectly 22.5% of the Antamina copper/ zinc mine in Peru, with the balance held indirectly by BHP Billiton (33.75%), Xstrata plc (33.75%) and Mitsubishi Corporation (10%).  The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.  Our interest is subject to a net profits royalty of 1.667% on CMA’s free cash flow.

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The Antamina property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares.  These rights concessions and claims can be held indefinitely, contingent upon the payment of annual license fees and provision of certain production and investment information.  CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca.  In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru.  Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin, a tributary of the Amazon River.  Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.

The mine is an open pit, truck/shovel operation.  The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing a SAG mill, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates.  A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the minesite, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.

The mine is accessible via an access road maintained by CMA.  Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca.  Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility.  The tailings impoundment facility is located next to the mill and waste dumps are located adjacent to the pit.  Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

The Antamina polymetallic deposit is skarn-hosted.  It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres.  The skarn is well zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite.  Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit.  The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

In January 2010, work began on an expansion project that is expected to increase ore throughput to 130,000 tonnes per day.  The project involves an increase to the mine equipment fleet and additional grinding and flotation capacity in the Antamina mill, with associated upgrades to Antamina’s infrastructure such as power supply.  The expansion will be funded primarily from retained cash flow as well as borrowings by CMA, which are non-recourse to Teck and the other project sponsors.  The project is progressing and in 2011 Antamina almost doubled its fleet in the

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mine with the addition of 30 haul trucks, two large shovels and other support equipment.  In 2011, ball mill number four was commissioned. SAG mill number two remains in the commissioning phase, which commenced in December 2011.

Copper production in 2011 was 333,700 tonnes of copper in concentrate. Zinc production in 2011 was 235,400 tonnes of zinc in concentrate, lower than in 2010 due to lower mined zinc grades and the processing of less copper-zinc ore in the year.  2011 molybdenum production totalled 13.8 million pounds, which was higher than in 2010 due to higher throughput of copper-only ores with higher molybdenum grades.

Our 22.5% share of Antamina’s 2012 production is expected to be in the range of 95,000 to 100,000 tonnes of copper, 40,000 to 45,000 tonnes of zinc and 3.5 million pounds of molybdenum in concentrate.   The mine life is expected to continue until 2028.

Antamina has entered into long-term copper and zinc concentrate off-take agreements with major smelting and refining companies which cover the majority of the mine’s production of copper and zinc concentrates. The price of copper and zinc concentrate under these long-term sales agreements is based on LME prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated with reference to current world market terms. The remaining copper and zinc concentrate is sold to affiliates of the Antamina shareholders on comparable terms. Molybdenum concentrates are sold to third party refiners on market terms.

In Peru, a new mining tax regime became effective October 1, 2011.  The new regime includes a special mining tax, a modified mining royalty and a special mining burden. CMA is operating under a tax stability agreement and is exempt from the special mining tax and the modified mining royalty until 2016. In the interim, CMA will be subject to the special mining burden which applies to its operating margin based on a progressive sliding scale ranging from 4% to 13.12%.

Quebrada Blanca Mine, Chile (Copper)

The Quebrada Blanca mine is owned by a Chilean private company, Compañía Minera Teck Quebrada Blanca S.A. (“CMQB”).  We own 90% of the Series A shares of CMQB.  Inversiones Mineras S.A. (“IMSA”), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMQB.  Empresa Nacional de Minera (“ENAMI”), a Chilean government entity, owns 100% of the Series B shares of CMQB.  When combined with the Series B and Series C shares of CMQB, our 90% holding of the Series A shares equates to a 76.5% interest in CMQB’s total share equity.

CMQB owns the exploitation and/or exploration rights over an area of approximately 80 square kilometres in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights.  In addition, CMQB owns surface rights covering the mine site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.

The Quebrada Blanca mine is located in northern Chile approximately 240 kilometres southeast of the port city of Iquique and 1,500 kilometres north of the city of Santiago, the capital of Chile.  The Quebrada Blanca property is located approximately 4,400 metres elevation above sea level.

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The local topography is represented by rounded hills disrupted by steep gulches. Vegetation cover consists of sparse tufts of grass and small shrubs.  Access to the mine site is via road from Iquique.  Mine personnel live in a camp facility and the majority commute from large population centres, including Iquique and Santiago.

Quebrada Blanca is an open pit mine that produces ore for both heap leach and lower grade dump leach production.  Copper bearing solutions are collected from the heap and dump leach pads for processing in an SX-EW plant which produces copper cathode.  The SX-EW plant has a capacity of approximately 85,000 tonnes of copper cathode per year.  Copper cathode is trucked to Iquique for shipment to purchasers.  Based on the current life-of-mine plan, and not accounting for the hypogene mineralization described below, Quebrada Blanca’s supergene orebody is expected to be mined out by 2016, but copper cathode production is expected to continue to 2018.

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world’s largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south).  All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 km by 5 km quartz monzonite intrusive stock.  Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone.  The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels.  Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

The majority of copper cathode produced at Quebrada Blanca is sold under annual contracts to metal consumers and metal trading companies.  The remaining copper cathode is sold on the spot market.  The price of copper cathodes is based on LME prices plus a premium based on market conditions.

The Quebrada Blanca Phase 2 project involves studying the potential to mine the hypogene resource at Quebrada Blanca (see “Mineral Reserves and Resources”).  A total of 110,000 metres of diamond drilling was completed in the 2007-2011 period to further define the hypogene mineralization. An additional 24,000 metres of drilling was carried out in 2011 for exploration, in-fill, geotechnical and metallurgical purposes.  Copper grade continuity in the deposit has been confirmed and the majority of holes terminated in mineralization, leaving the deposit open at depth.  The lateral extent of the deposit remains undefined.  An initial engineering study was completed in May 2009 to evaluate development alternatives for the future concentrator that will be required to exploit the underlying hypogene resource.  The study included conceptual design options for mining the hypogene resource, a copper concentrator with a by-product molybdenum recovery circuit and associated infrastructure necessary to support development and transportation of copper and molybdenum concentrates to the market.  We conducted a further study on the Quebrada Blanca Phase 2 project in the second half of 2009 and 2010, which

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included infill drilling to improve the confidence level associated with the hypogene resource and engineering to pre-feasibility level.  A full feasibility study commenced in early 2011 and is expected to be completed by the end of March 2012.   Based on the results of the scoping study completed in 2010, production from the hypogene would be expected to be approximately 200,000 tonnes per year of copper in concentrate plus approximately 5,000 tonnes per year of molybdenum in concentrate over an estimated mine life of approximately 30 years.  Development of the hypogene deposit will require various environmental and other permits and governmental authorizations.  Assuming a positive feasibility study and a decision to undertake project development, production from the hypogene resource could commence in early 2016, although timing of a construction decision will depend on the status of permitting and other factors.

In 2011, Quebrada Blanca produced 63,400 tonnes of copper cathode, compared to 86,200 tonnes in 2010.  This was due to transitioning from high-grade heap leach to a lower-grade dump leach operation and weather-related issues, including heavy rains from January to March and unusual snow conditions in early July. Production at Quebrada Blanca in 2012 is anticipated to be approximately 65,000 to 70,000 tonnes of copper cathode.

Carmen de Andacollo Mine, Chile (Copper)

The Carmen de Andacollo property is owned by a Chilean private company, Compañía Minera Teck Carmen de Andacollo (“CDA”).  We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA.  Our Series A shares of CDA equate to 90% of CDA’s total share equity.

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Carmen de Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights.  In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square km as well as certain water rights.  CDA has, since 1996, been conducting mining operations on the supergene deposit on the Carmen de Andacollo property which overlies the hypogene deposit and since 2010 has been processing hypogene ore through a newly-constructed concentrator on the site.

The Carmen de Andacollo property is located in Coquimbo Province in central Chile.  The site is adjacent to the town of Carmen de Andacollo, approximately 55 km southeast of the city of La Serena and 350 km north of Santiago.  Access to the Carmen de Andacollo mine is by paved roads from La Serena.  The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres.  The climate around Carmen de Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.  The majority of mine personnel live in the town of Carmen de Andacollo, immediately adjacent to the mine or in the nearby cities of Coquimbo and La Serena.

The Carmen de Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions.  The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures.  A primary copper-gold sulphide deposit (the “hypogene deposit”) containing principally disseminated and quartz vein-hosted chalcopyrite mineralization lies beneath the supergene deposit.  The hypogene deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone from 10 to 60 metres thick.  The original copper sulphides leached from this zone were re-

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deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).

The Carmen de Andacollo mine is an open pit mine that continues to produce supergene ore, which is transported to heap leach pads.  Lower grade ore being processed through dump leaching.  Copper bearing solutions are processed in an SX-EW plant to produce LME grade A copper cathode.  Copper concentrate is produced by processing hypogene ore.

Carmen de Andacollo produced a total of 66,100 tonnes of copper contained in concentrate in 2011, compared with 34,800 tonnes in 2010, which included 20,700 tonnes of pre-commercial production prior to September 30, 2010. Copper cathode production was 6,300 tonnes in 2011 compared with 10,300 tonnes in 2010, as expected, due to the planned depletion of the supergene ore as CDA transitioned into mining hypogene ore.

2012 production is expected to be 70,000 to 75,000 tonnes of copper in concentrate. In addition, Carmen de Andacollo is expect to produce approximately 5,000 tonnes of copper cathode in 2012.

The majority of copper cathode produced at Carmen de Andacollo is sold under annual contract with metal trading companies.  The remaining Carmen de Andacollo copper cathode production is sold in the spot market.  The price of copper cathodes is based on LME prices plus a premium based on market conditions. Copper concentrates are sold under long term contracts to smelters in Asia and Europe using the LME price as the basis for copper pricing and with treatment and refining charges negotiated on an annual basis.

The Carmen de Andacollo concentrator plant was commissioned during late 2009, with first production occurring in February 2010 and commercial production being declared in October 2010.  The concentrator has not operated consistently at design capacity and steps were taken to increase plant throughput in 2011, including the installation of a small crusher to feed coarse ore to the pebble crusher and modifications to the SAG mill motor to provide increased power. In addition, CDA plans to install a 20,000 tonnes-per-day pre-crushing plant during the first quarter of 2012 at a cost of approximately US$14 million.

Mine life is estimated to be approximately 20 more years.

In January 2010, CDA completed the sale of a royalty interest in future gold production from Andacollo to Royal Gold, Inc.  Royal Gold’s production entitlement is equivalent to 75% of the payable gold produced until total cumulative gold production reaches 910,000 ounces, and 50% thereafter.

Duck Pond Mine, Canada (Copper/Zinc)

We hold a 100% interest in the Duck Pond copper-zinc property located in central Newfoundland.  We are required to pay a former owner of the property a 2% net smelter returns royalty on production from the property.

The Duck Pond property is located in central Newfoundland approximately 100 km southwest of the city of Grand Falls-Windsor. The property covers 12,847 hectares and is held under various mining and surface leases, mineral licenses and contractual mining rights.

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The Duck Pond deposit is a relatively flat-lying Cambrian-age, volcanogenic massive sulphide (VMS) lens enriched in copper and zinc with lesser lead, silver and gold.

The Duck Pond deposit is to be mined through a combination of open pit and underground mining methods.  Primary production from the lower ore zones was established in 2010 and exploration activity to assess possible ore zone extensions is ongoing.

Copper concentrate production in 2011 was 13,200 tonnes while zinc production was 21,300 tonnes of zinc concentrate. This compares with copper production of 15,000 tonnes and 20,200 tonnes of zinc production in 2010.

The current mine life extends to the end of 2014. Duck Pond’s production in 2012 is expected to be approximately 10,000 to 15,000 tonnes of copper concentrate and between 15,000 and 20,000 tonnes of zinc concentrate.

Differential flotation produces copper and zinc concentrates that are trucked to the port of St. Georges on the west coast of Newfoundland.

Copper and zinc concentrates produced at the Duck Pond mine are sold under long term contracts to smelters in North America and Europe using the LME as the price basis for zinc and copper pricing, with treatment and refining charges negotiated on an annual basis.

Copper Projects

Relincho, Chile

In August 2008 we acquired a 100% interest in the Relincho copper project, located in central Chile, through our acquisition of Global Copper Corp. by way of a plan of arrangement.  A total of 49,100 metres of in-fill drilling was completed on the property in 2008.  A preliminary scoping study was completed in May 2009.  Further mine engineering optimization studies were started in late 2009 based on a revised block model which included 2008 drilling results.  A feasibility study commenced in the third quarter of 2011 and is expected to be complete by the first quarter of 2013.

Galore Creek, Canada

We have a 50% interest in a partnership formed in 2007 to develop the Galore Creek copper project in northwestern British Columbia.  NovaGold Resources Inc. (“NovaGold”) holds the other 50% of the partnership.  Galore Creek is a major copper/gold resource.  Construction activities on the project were suspended in the fourth quarter of 2007 as a result of our review of the first season of construction and a more extensive and detailed engineering study that anticipated substantially higher capital costs and a longer construction schedule for the project than previously anticipated.  In February 2009, we amended certain provisions of the partnership agreement relating to the Galore Creek Project. Under the amended agreement, our remaining committed funding on Galore Creek was reduced to approximately $36 million. We completed our funding requirements in June 2011 to earn a 50% interest in the Galore Creek Project.  We and NovaGold will equally fund further project activities.

The Galore Creek Project remained on care and maintenance during 2011. Further engineering and evaluation work was completed in 2011 as part of the ongoing process of optimizing the

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project through consideration of alternative plant site and tailings locations.  A prefeasibility study was completed in July 2011 and an advanced engineering program to consider additional development options was completed in the fourth quarter. As a result of this work, the partners have approved a $25 million work program for 2012 that will focus on field work such as infill and geotechnical drilling to support these development options. Additional engineering and environmental studies will also continue.

San Nicolas Project, Mexico (Copper, Zinc)

The San Nicolas property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver.  The property is held by Minas de San Nicolas S.A. de C.V. (“MSN”), which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. (“Tama”).  Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. (now a subsidiary of Goldcorp Inc.) resulting in our holding a net 79% interest  in the property.  Our interest may vary depending on certain financing elections the parties may make under the agreements governing the project.  The project is being held on a care and maintenance basis.

Mesaba Project, United States

We have a 100% interest in the Mesaba copper-nickel project located in northern Minnesota.  Work on an advanced scoping study at the project continued in 2011. The study is expected to be completed in mid-2012 and will inform a decision on whether to proceed to prefeasibility.

CESL Limited (CESL)

CESL, a wholly owned subsidiary, focuses on advancing and commercializing our proprietary hydrometallurgical technology. CESL has a suite of technologies suitable for treating complex copper, copper-gold, copper-nickel and nickel concentrates, particularly those with deleterious elements such as arsenic or magnesium that inhibit the sale of concentrates to conventional smelters. In 2012, the CESL team will continue to seek opportunities to unlock metallurgically challenged resources to create additional value and to commercialize the CESL process.

Coal

Our coal mineral holdings consist of a mix of fee simple lands owned by us and Crown leases and licenses, which are subject to licensing and leasing fees.  In the past, renewals of these licenses and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Teck’s six operating coal mines are in British Columbia and are therefore subject to mineral taxes.  British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%.  A minimum tax of 2% applies to operating cash flows, as defined by the regulations.  A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.  Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13%, and apply to the Cardinal River mine.

All of Teck’s coal mines are conventional open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year.  Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities.

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Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes.  All of the mines are accessed by two lane all-weather roads which connect to public highways.  All the mines operate under permits granted by Provincial and/or Federal regulatory authorities.  Each of the mines will require additional permits as they progress through their long term mine plans.  All permits necessary for the current operations of the mines are in hand and in good standing.  Annual in-fill drilling programs are conducted to confirm and update the geological models used to develop the yearly mine plans.

Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques and conveyed to coal or gas fired dryers for drying.  Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

In 2011 we produced 22.8 million tonnes of coal.  Estimated production for 2012 is expected to be in the range of 24.5 to 25.5 million tonnes, depending on customer demand.

Work is ongoing to develop and implement selenium management plans for each of our six coal mines and for the Quintette project.  This is in accordance with the recommendations of a panel of independent experts commissioned by Teck to review selenium management.  It is also possible that permitting for current and future projects may be delayed or withheld until appropriate selenium management plans are developed and are being implemented.  We have begun to implement a number of measures, including a water treatment plant, entailing expenditures of $72 million over the next three years. While costs associated with specific control measures have not been established, future costs of selenium management, both capital and operating, associated with operations as well as reclamation, may be material.  See “Risk Factors — We face risks associated with the issuance and renewal of environmental permits” for a further discussion of permitting and selenium management.

Coal Transportation

Teck ships most of the coal produced at the five mines in the Elk Valley Region of British Columbia and at the Cardinal River mine in west central Alberta to west-coast ports in British Columbia.  All of the rail service from the five mines located in the Elk Valley originates with Canadian Pacific Railway Company (“CPR”) pursuant to a 10-year agreement that commenced in April 2011.  CPR transports a small portion of these westbound shipments via CPR and Canadian National Railway Company (“CNR”) whereby CPR transports the coal from the Elk Valley mines to Kamloops, BC, and interchanges the trains with CNR for furtherance to the west-coast, pursuant to an arrangement between Teck Coal and CNR.  The proportion of our coal shipped via the Kamloops interchange was reduced as compared to prior years following the commencement of the 10-year agreement with CPR referred to above.

CNR provides rail service from the Cardinal River mine in Alberta pursuant to an agreement expiring December 31, 2015.  Over the long-term, approximately 10% of the coal produced at the five mines in the Elk Valley is transported directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario, to customers in the Great Lakes region of Canada and the United States, although actual amounts in any year may vary from that average.

Teck exports its seaborne coal through three west coast terminals (Westshore, Neptune and Ridley). Westshore provides ship-loading services at Roberts Bank, British Columbia, and in 2011

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provided services for approximately 65% of Teck’s steelmaking coal shipments. Teck Coal has agreed to terms with Westshore governing shipments of coal originating from all six of our coal mines for the period April 1, 2012 to March 31, 2016. Neptune, in which Teck Coal has a 46% ownership interest, provides ship-loading services for coal shipments loaded on a cost-of-service basis. During 2010 and 2011 we entered into three separate agreements with Ridley that allow for up to 1.7 million tonnes to be shipped in 2012 and higher amounts in later years intended to ensure that our requirements to ship Quintette coal to Ridley will be met through 2024.

Property Description

In the mines in the Elk Valley Region of British Columbia, coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group.  The Mist Mountain sediments were involved in the mountain building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres.  The major structural features are north-south trending synclines with near horizontal to steep westerly dipping thrust faults and a few high angle normal faults.  This faulting has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.

Fording River Mine, Canada

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia.  The mine is comprised of 20,304 hectares of coal lands of which 4,263 hectares have been mined or are scheduled for mining.

Coal mined at Fording River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 8.7 million and 9.5 million tonnes of clean coal, respectively.

The majority of current production is derived from the Eagle Mountain pit. Proven and probable reserves at Fording River are projected to support mining at 2011 production rates for a further 75 years. Fording River’s reserve areas include Eagle Mountain, Greenhills Ridge, Turnbull, Henretta, and Castle Mountain.

Elkview Mine, Canada

Teck Coal has a 95% partnership interest in the Elkview mine.  The remaining 5% is held equally by Nippon Steel Corporation, a Japanese steel producer, and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005 for US$25 million.  The Elkview mine is an open pit coal mine located approximately three kilometres east of Sparwood in southeastern British Columbia.

The mine is comprised of 27,054 hectares of coal lands of which 3,599 hectares have been mined or are scheduled for mining.

The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are approximately 6.0 million and 6.5 million tonnes per year of clean coal, respectively.

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Coal production in the first quarter of 2011 was affected by the strike at the mine that began on January 30, 2011, causing a loss of production of approximately one million tonnes. A new labour agreement was reached, and production resumed, in April 2011.

At 2011 production rates, the Elkview mine is estimated to have a remaining reserve life of approximately 52 years.

Greenhills, Canada

Greenhills is operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Teck Coal, POSCO Canada Limited (“POSCAN”) and POSCAN’s parent, POSCO.  Pursuant to the agreement, Teck Coal has an 80% interest in the joint venture while POSCAN has a 20% interest.  The mine equipment and preparation plant are owned by Teck Coal and POSCAN in proportion to their respective joint venture interests.  Under the Greenhills Joint Venture Agreement, Teck Coal is the manager and operator of Greenhills.  Teck Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests.  POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from a defined amount of reserves on certain lands until the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the defined amount of reserves has been mined, processed and loaded onto rail cars for transport; and (ii) March 31, 2015.  We currently estimate that the conditions for termination described in clause (i) of the prior sentence will be satisfied in 2013.  The joint venture agreement contemplates that Teck Coal and POSCAN will negotiate in good faith to settle arrangements for POSCAN’s continued participation in the joint venture following such termination.  Those negotiations have begun.

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in southeastern British Columbia.  The mine site is comprised of 11,806 hectares of coal lands of which approximately 2,265 hectares have been mined or are scheduled for mining.

Coal mined at Greenhills is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.0 and 5.0 million tonnes of clean coal, respectively.

Production is derived from the Cougar South pit. Proven and probable reserves at Greenhills are projected to support mining at 2011 production rates for a further 17 years.

A fire occurred in the coal dryer at Greenhills in June 2010.  The rebuilt dryer resumed operations in February 2011.

Coal Mountain, Canada

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site is comprised of 3,836 hectares of coal lands of which approximately 1,016 hectares are currently being mined or are scheduled for mining. Coal Mountain produces both steelmaking and thermal coal. The current annual production capacities of the mine and preparation plant are approximately 2.5 and 3.5 million tonnes of clean coal, respectively. Proven

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and probable reserves at Coal Mountain are projected to support mining at 2011 production rates for a further 6 years.

Line Creek, Canada

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies steelmaking and thermal coal to a variety of international and domestic customers. The Line Creek property consists of 8,183 hectares of coal lands of which approximately 2,267 hectares are currently being mined or are scheduled for mining.

The current annual production capacities of the mine and preparation plant are approximately 3.2 and 3.5 million tonnes of clean coal, respectively. At 2011 production rates Line Creek has an estimated remaining reserve life of approximately 23 years.

Cardinal River Mine, Canada

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. Prior to 2003 the mine was owned by Luscar and CONSOL, each of which retain a net revenue royalty of 2.5 percent based on any coal mined from the Cheviot pit and certain other former Luscar properties.

In 2005, Teck Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. Coal mined at Cardinal River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 1.7 and 3.0 million tonnes of clean coal, respectively.

At 2011 production rates, Cardinal River is expected to have a mine life of approximately 28 years.

Other Coal Projects

Other coal properties include Quintette and Mt Duke (92.6% interest) south of Tumbler Ridge BC, Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview. The Quintette mine ceased production in 2000 and has been on care and maintenance since that time.  In June 2010, we initiated a feasibility study to reopen this mine, which is expected to be completed in the second quarter of 2012.  The mine will have a design capacity of three million tonnes per year or greater.  Assuming the results of the study are positive and development proceeds as currently planned, the mine could be in production by 2013.

Zinc

Mining Operations

Red Dog Mine, United States (Zinc, Lead)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough, approximately 144 kilometres north of Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990.  The Red Dog mine is 100% owned and

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operated by Teck Alaska Incorporated on leased lands, subject to a royalty as described below. The Red Dog mine covers approximately 1,033 hectares.

Red Dog mine is located on a ridge between the Middle and South Forks of Red Dog Creek, in the DeLong Mountains of the Western Brooks Range.  The topography is moderately sloping, with elevations ranging from 260 metres to 1,200 metres above sea level.  Vegetation is classified as woody tundra.  The mine is accessible from a paved airstrip, five kilometres from the Red Dog mine, which allows jet access from Anchorage and Kotzebue.  Mine personnel are generally drawn from locations in North America.  Power for the mine is sourced from diesel generators with a maximum capacity of 30 MW, sufficient for present and expected future power requirements.  Potable water is sourced from Bons Creek.

Red Dog is comprised of a number of sedimentary hosted exhalative lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks.  The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks.  Barite rock is common in and above the sulphide units.  Silicification is the dominant alteration type.

The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena.  Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.

The mining method employed is conventional drill and blast open pit mining.  The current life of mine plan, which includes mineral reserves in the Aqqaluk deposit, described below, will deplete the reported open pit reserves and resources in 2030.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

The mine and concentrator properties are leased from, and are being operated under the terms of a development and operating agreement with, the NANA Regional Corporation, Inc. (“NANA”), an Alaskan native development corporation.  Since the third quarter of 2007, we pay NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals.  The increase to 30% of net proceeds of production will occur in the fourth quarter of 2012.  The development and operating agreement also provides for employment and contracting preferences and additional lease rental payments.  In addition to the royalties payable to NANA, the operation is subject to state and federal income taxes.  The operation also makes a payment in lieu of taxes pursuant to an agreement with the Northwest Arctic Borough.

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant.  Mill process water is reclaimed from the tailings pond.  The mine and an associated port facility operate under effluent permits issued by the United States Environmental Protection Agency (the “EPA”) and air permits issued by the State of Alaska.  In 2007, in response to an appeal, the EPA withdrew the mine’s recently renewed water discharge permit for procedural reasons.  The previous permit was then extended pending the issuance of a new permit to be issued in connection with the permitting of the Aqqaluk deposit, the next orebody to be developed.

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On January 8, 2010, the EPA approved the Supplemental Environmental Impact Statement for the Aqqaluk deposit and, simultaneously, issued a renewal of the water permit.  On February 16, 2010, two non-profit law firms representing local tribal and environmental groups filed an appeal of the certification of the water permit.  As a result of the appeal, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (“TDS”) were withdrawn by the EPA to allow them additional time to consider arguments raised by the appeal and to discuss these issues with the State of Alaska.  Until a permit with attainable limits is issued, the corresponding provisions in our existing permit will remain in effect.  The existing permit, which was issued in 1998, contains an effluent limitation for TDS that the mine cannot meet.  The mine is currently operating in material compliance with the TDS limits in the consent decree issued in respect of the settlement of a complaint filed by the Village of Kivalina and the limits in the renewed (but withdrawn) discharge permit.  The mine is also in material compliance with all of its other permits and related regulatory instruments and has obtained all of the permits that are material to its current operations.

Development of the Aqqaluk deposit began in May 2010 and the first ore from the deposit was processed in August 2010.  The Red Dog Main Pit is expected to be exhausted in the first quarter of 2012 and all future ore will come from the Aqqaluk deposit.

In 2011, approximately 30% of the zinc concentrate produced at Red Dog was shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe.  The lead concentrate production is also shipped to Trail and to customers in Asia.  The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges.  The balance is sold on the spot market at prices based on prevailing market quotations.  The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal with the majority of sales in the last five months of each year.  Concentrate is stockpiled at the port facility and is typically shipped between July and October.

In 2011, zinc production at Red Dog was 572,000 tonnes of zinc in concentrate compared to 538,000 tonnes in 2010.  This was due to record mill throughput. Lead production in 2011 was 84,000 tonnes of lead in concentrate compared to 110,000 in 2010 due to lower ore grades and lower recoveries from near-surface weathered ore from the Aqqaluk pit. We expect 2012 production to be approximately 525,000 to 545,000 tonnes of zinc in concentrate and approximately 70,000 tonnes of lead in concentrate.

Pend Oreille Mine, United States (Zinc, Lead)

We own 100% of the Pend Oreille mine, near Metaline Falls, Washington, which began commercial production in early 2004.  In February 2009, we temporarily suspended operations and put the mine on care and maintenance as a result of low zinc prices.  The mine remained on care and maintenance through 2011.  Historically, all of the concentrate from Pend Oreille was trucked to our Trail metallurgical operations for processing.

Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.

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The Pend Oreille mine is a carbonate hosted zinc-lead orebody situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west.  Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine-grained pyrite with lesser zinc and lead sulphides. The sulphide zone has relatively simple mineralogy.  Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates.

Refining and Smelting

Trail Metallurgical Operations

Teck Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex’s major products are refined zinc and lead.  It also produces silver and gold, germanium dioxide, indium, cadmium and copper compounds as metal co-products, along with a variety of sulphur products and ammonium sulphate fertilizers.

Trail’s zinc operations consist of six major metallurgical plants, one fertilizer plant and two specialty metal plants.  The facility has an annual capacity of approximately 295,000 tonnes of refined zinc.  Zinc concentrates are initially treated in roasters or pressure leach facilities.  The zinc and other elements are put into solution before the zinc is purified and electroplated onto cathodes in an electrolytic refining plant.  Refined zinc is produced by remelting the zinc cathodes and then casting the zinc into various shapes, grades and alloys to meet customer requirements.  A range of valuable metals, including indium and germanium, are extracted as co-products.  Lead concentrates, recycled batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace and electro-refined into lead in the refinery.  Silver and gold are also recovered from this circuit after further processing.  Shutdown of the KIVCET furnace for regular maintenance is scheduled to occur every three years, with the next shutdown scheduled for 2013.

Refined zinc production totalled 291,000 tonnes in 2011, compared with 278,000 tonnes the previous year. This increase is due, in part, to improved performance of the zinc electrolytic plant.  Refined lead production of 86,000 tonnes was higher than the 72,000 tonnes produced in 2010. This increased production was due, in part, to the KIVCET furnace operating at higher feed rates than in 2010, improved oxygen supply reliability and no loss of production in 2011 due to planned major maintenance outages.  Record silver production of 22 million ounces resulted from increased treatment of silver-bearing concentrate.  In 2012, we expect Trail to produce in the range of 280,000 to 290,000 tonnes of refined zinc, approximately 85,000 tonnes of refined lead and approximately 21 million ounces of silver.

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The Trail facility recycles electronic waste and treated 15,600 tonnes of material in 2011.  We plan to treat 17,000 tonnes of material in 2012.  The Trail facility also processes zinc alkaline batteries as part of our expanded efforts in recycling post-consumer waste and, in 2011, Trail began processing fluorescent light bulbs.   In September 2011 we announced plans to invest $210 million at our Trail Operations to significantly increase our capacity to recycle end-of-life electronics. This $210 million project includes the construction of a new slag fuming furnace and a settling furnace that will integrate into the existing lead smelting process. Construction on the project will begin in 2012, with completion scheduled for 2014. In November, we announced an additional investment of $125 million for installation of a new acid plant, which will replace two existing plants and is expected to deliver enhanced operating reliability and flexibility as well as improved environmental performance. Construction is scheduled to begin in April 2012, with the new plant expected to go into service in late 2013.

Metallurgical effluent and drainage water from the smelter site that requires treatment is collected in ponds and treated through a water treatment plant.  The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment.  The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.

Teck Metals also owns an undivided two-thirds interest in the Waneta hydroelectric power plant near Trail.  B.C. Hydro acquired the balance from Teck in March 2010.  The plant has an installed capacity of approximately 490 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy.  This plant, pursuant to agreements with B.C. Hydro, provides electric power to the Trail metallurgical operation.  The operation of Waneta and other hydroelectric plants in the watershed are governed by the Canal Plant Agreement (“CPA”), a contractual arrangement with B.C. Hydro and other related parties under which Teck receives approximately 1,800 gigawatt hours per year of energy regardless of actual water flows. The term of the CPA extends until 2035.

Teck Metals and B.C. Hydro are parties to a Co-Ownership and Operating Agreement, which they entered into in connection with B.C. Hydro’s acquisition of its one-third interest in the Waneta power plant.  The agreement generally governs the relationship between Teck Metals and B.C. Hydro as co-owners of Waneta, and addresses matters including operation of the power plant, accounting and ownership.  The agreement also generally provides for the firm delivery of energy from Waneta to B.C. Hydro until 2036.  If Teck Metals fails to deliver power as provided for in the agreement, it could be liable to pay liquidated damages to B.C. Hydro based on the market rate for power at the time of the shortfall.  The costs of the liquidated damages could be significant if the shortfall continues and is not covered by our insurance policies.  Power that is surplus to Teck Metals’ obligations under the Co-Ownership and Operating Agreement and the requirements of Trail’s zinc operations may be sold by Teck Metals, subject to offering B.C. Hydro the first right to purchase the surplus.

We also own a 15 kilometre transmission line from Waneta to the United States power distribution system.

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Energy

Fort Hills Project

On November 30, 2005, we acquired a 15% limited partnership interest in Fort Hills Energy LP (the “Fort Hills Partnership”), which owns the Fort Hills oil sands project.  On September 19, 2007, we entered into an agreement to increase our interest in the Fort Hills Partnership to 20%.  The other limited partners are currently Suncor Energy Inc. (“Suncor”) with a 40.8% limited partnership interest and Total E&P Canada Ltd. (“Total”) with a 39.2% interest.

Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests.  Pursuant to the limited partnership agreement, we are required to contribute 34% (or $850 million) of the first $2.5 billion of project expenditures made after March 1, 2005, and 27.5% (or $1.375 billion) of the following $5 billion of project expenditures and then our 20% pro rata share thereafter.  These amounts include the subscription price for our 20% interest.  The partners will fund further project expenditures in proportion to their respective partnership interests.  As of December 31, 2011, approximately $2.8 billion (100% basis) has been spent on the Fort Hills project by the Fort Hills Partnership and as a result Teck is presently required to contribute 27.5% of approximately the next $4.7 billion of project expenditures and our 20% pro rata share thereafter.  Teck’s cumulative spending on the project is $961 million at the end of 2011, of which $54 million was spent in 2011.

The Fort Hills project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying Alberta Oil Sands Lease No. 7404080933, Alberta Oils Sands Lease No. 7404080932 and Alberta Oil Sands Lease No. 7400120008 (collectively, with certain other leases acquired for tailings disposal, the “Leases”).  The Leases are located approximately 90 kilometres north of Fort McMurray, Alberta.  The Leases cover a contiguous area of approximately 24,720 hectares on the east bank of the Athabasca River.

In March 2009, the Partnership announced it had reached an agreement with the Government of Alberta to extend the term of the Fort Hills oil sands leases until July 31, 2019, in exchange for a commitment to upgrade in Alberta the bitumen produced from the second phase of the Fort Hills oil sands project.

An affiliate of Suncor acts as contract operator of the project pursuant to an operating services contract.  The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented.  Certain fundamental decisions concerning the project require super-majority, and in certain cases, unanimous, approval of the management committee.  Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another’s limited partnership interest.

The timing of a final investment decision on the Fort Hills oil sands project is dependent on the outcome of the project review by Suncor, the operator.  On December 17, 2010 Suncor announced that, subject to partner approval, planned bitumen production from the first phase of the Fort Hills project is expected to commence in 2016.  Advanced engineering work commenced

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in 2011.  Suncor has provided a forecast project spending estimate of approximately $800 million for 2012, of which our share would be $220 million, assuming the planned work is completed during the year.

In September 2009, Suncor, on behalf of the Fort Hills Partnership, submitted an optimized mine plan and an annual tailings management plan to the Alberta Energy Resources Conservation Board (“ERCB”). This optimized mine plan improves the mine’s economics over the first 10 years of production in comparison to the previous plan and provides details of how the operator intends to comply with the requirements of ERCB Directive 074, “Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes.”  In April 2010 plans for the construction, use and closure of tailings ponds at Fort Hills received conditional approval from the ERCB.  In December 2010 Suncor, on behalf of the Fort Hills project, submitted a revised assessment of the Fort Hills project cumulative effects and mine plan to the ERCB to facilitate the request to increase the total recoverable resources.

Teck engaged GLJ Petroleum Consultants Ltd. (“GLJ”) to prepare an independent opinion of the contingent bitumen resources of Teck’s Fort Hills interest effective as of December 31, 2011.  The “Low Case” contingent resource estimate (100%) is 2.46 billion barrels of recoverable bitumen.  The “Best Case” contingent resource estimate (100%) is 3.42 billion barrels of recoverable bitumen and the “High Case” contingent resource estimate (100%) is 3.84 billion barrels of recoverable bitumen.  Teck’s 20% interest in the Fort Hills project represents 684 million barrels of recoverable bitumen based on GLJ’s December 31, 2011 “Best Case” estimate.

The term “contingent resource” is taken from the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) as prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).  The volumes set out above refer to potentially recoverable volumes of asphaltene-reduced bitumen resources and were calculated at the outlet of the proposed extraction plant.  There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

See “Oil and Gas Resources” below for a further discussion of the contingent resource estimates for the Fort Hills project, including some of the factors that currently prevent the classification of the contingent resources as reserves.  Those factors, as well as the matters discussed above, are some of the significant factors that affect the anticipated development of the Fort Hills project.

Teck/SilverBirch Joint Venture

Teck holds a 50% interest in other oil sands leases in the Athabasca region of Alberta totaling approximately 112,690 hectares (100% basis) with SilverBirch Energy Corporation (“SilverBirch”) holding the other 50% interest.  As at December 31, 2011, our aggregate total acquisition, exploration and engineering costs of these leases was $388 million, of which $15 million was spent in 2011.

On January 9, 2012 Teck and SilverBirch entered into an agreement pursuant to which Teck would acquire SilverBirch by way of a plan of arrangement. Closing of the transaction is subject to SilverBirch shareholder approval and receipt of necessary regulatory approvals. On closing, the

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transaction will give Teck full ownership of the Frontier project, including Equinox. SilverBirch assets other than its interest in Frontier and Equinox will be transferred to a new company, which will be owned by SilverBirch’s shareholders. The transaction is expected to close in April 2012.

Frontier and Equinox Projects

The Frontier oil sands project consists of approximately 28,960 hectares of oil sands leases, including Lease 311, and is located on the west side of the Athabasca River approximately 10 kilometres north of the Equinox project.

The Frontier project (including Equinox) has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen; the first two production lines are planned to have a production capacity of 159,000 barrels per day. The Frontier project includes an option of developing Equinox, 10 kilometres south of Frontier, as a satellite operation.

A geotechnical and hydrogeological field program was completed for the Frontier project during the winter of 2010/2011 and the results of this field program were included in the engineering and regulatory work conducted during 2011.  Teck completed testing and sampling at 83 geotechnical sites on and around the Frontier project leases. This geotechnical program was designed to gain information on material suitability and foundation conditions in the proposed facilities areas. No field exploration activities are planned in 2012 and the key focus will be on supporting the regulatory application review, consultations with stakeholders and ongoing engineering studies.

In November 2011 a regulatory application and environmental impact assessment for the Frontier Project (including the Equinox Project) was submitted to government regulators at Alberta Environment, the Alberta Energy Resources Conservation Board and the Canadian Environmental Assessment Agency.  On January 19, 2012 the Federal Environment Minister announced the referral of the Frontier regulatory application to an independent review panel. The Frontier Project requires various provincial and federal regulatory reviews. Conducting these reviews in parallel can streamline and improve the regulatory process, while maintaining a thorough and rigorous review.  Review of the application is expected to take three years.

Teck engaged Sproule Unconventional Ltd. (“Sproule”) to prepare an independent audit and review of contingent bitumen resources, and the mine, tailings and extraction plans, as well as a review of the environmental and regulatory aspects of the Frontier and Equinox oil sands mining projects associated with the current prefeasibility study, as of December 31, 2011.   Sproule’s “Low Estimate” of contingent resources for Frontier remained at 1.51 billion barrels of recoverable bitumen. The “Best Estimate” was 2.45 billion barrels, and the “High Estimate” was 2.74 billion barrels of contingent bitumen resources. Our 50% interest in the Frontier project represents 1.22 billion barrels of contingent bitumen resources based on Sproule’s December 31, 2011 “Best Estimate”.

Sproule’s “Best Estimate” for Equinox remained at 375 million barrels of recoverable bitumen.  Our 50% interest in the Equinox project represents 188 million barrels of recoverable bitumen based on Sproule’s December 31, 2011 “Best Estimate”.

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We expect to spend approximately $38 million for exploration, engineering, regulatory and communities of interest activities for the Frontier and Equinox projects during 2012, assuming the SilverBirch acquisition is completed as anticipated.

See “Oil and Gas Resources” below for a discussion of the contingent resource estimates for the Frontier and Equinox Projects.  In addition to the matters discussed there that currently prevent the classification of the contingent resources for the Frontier and Equinox projects as reserves, other significant uncertainties that may affect the development of the properties are the uncertainty of access to upgrading capacity for the Frontier and Equinox projects and uncertainty around the markets for bitumen.

Other Teck/SilverBirch Oil Sands Interests

In addition to the Frontier and Equinox projects, Teck jointly holds with SilverBirch additional oil sands leases totaling approximately 84,000 hectares.  Assuming the SilverBirch arrangement is consummated, certain of these additional leases will be transferred to the company spun-off from SilverBirch and Teck will own indirectly 100% of approximately 66,000 hectares currently jointly held with SilverBirch, comprising Frontier, Equinox and other leases.

Lease 421 Area

We own a 50% interest in the Lease 421 Area – oil sands leases 421, 022 and 023 – east of the Athabasca River (approximately 13,300 hectares on a 100% basis).

In 2011, a seismic program was completed on the Lease 421 Area. Data acquired during the field seismic program should assist in planning future resource delineation programs.  To date, a total of 59 core holes have been completed in the Lease 421 Area. The results indicate 49 of the core holes contain prospective oil sands that range in thickness from 10 to 40 metres (averaging 19 metres) with oil sand grades ranging from 9% to 18% by weight, with 10% to 12% fines and overburden thicknesses ranging from 17 to 68 metres (averaging 39 metres). These results indicate the potential for a mineable resource; however, further core hole drilling is required to establish the quantity and quality of any potential resource, and environmental baseline data collection is required to assess any future project potential.

Wintering Hills Wind Power Project

On September 22, 2010, Teck signed a joint venture agreement with Suncor Energy Products Inc. (“Suncor Energy”) to develop the Wintering Hills wind power project near Drumheller, Alberta. Major construction activities on the project completed in 2011 and operations commenced in November 2011. Suncor Energy holds a 70% interest and will operate the project and Teck holds the remaining 30%. Our total investment in the project was approximately $64 million. Our share of expected power generation in 2012 is 80 GWhs, which results in in 50,000 tonnes of CO2 equivalent offsets.

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Exploration

In 2011, we incurred exploration expenditures of $105 million, including $22 million for minesite and development /engineering projects.  Approximately 22% of expenditures were dedicated to exploration for zinc, 24% for gold, 44% for copper and approximately 10% were dedicated to other commodities.  Of the total exploration expenditures, approximately 39% was spent in North America, 30% in South America, 22% in Europe and 9% in Asia-Pacific. In 2012, planned exploration expenditures are expected to be approximately $125 million, including $25 million for minesite and development /engineering projects.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies.  Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery.

Gold

Following the sale in 2009 of our principal gold assets at the operating or development stage, we are refocusing our gold strategy.  Our plan is to explore, find and advance gold resources through targeted exploration activity in secure jurisdictions, where we can leverage the assets, databases and in-country expertise that provide a competitive advantage.  We have established a team within our exploration group with a mandate to acquire additional early stage gold exploration properties and to identify and act on opportunities to realize value from our existing portfolio of gold exploration assets, and from these new opportunities, at an appropriate point in the exploration and development cycle.

Our current gold exploration efforts in gold are primarily focused in Canada, Alaska, Peru, Mexico and Turkey.

Corporate

For financial reporting purposes, we report on a corporate segment which includes all of our activities in commodities other than copper, coal, zinc and energy, our corporate development and growth initiatives and groups that provide administrative, technical, financial and other support to all of our business units.

Mineral Reserves and Resources

The United States Securities and Exchange Commission (SEC) does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources.

See “Notes to Mineral Reserves and Resources Tables” below, after the Mineral Resources table.

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MINERAL RESERVES(1) AT December 31, 2011
							Teck Interest
	Proven		Probable		Total		Teck Ownership (%)	Recoverable (7) Metal (000 t)
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)

Copper
Highland Valley Copper	347,800	0.34	325,500	0.24	673,300	0.29	97.5%	1,720
Antamina
Copper only ore	89,800	1.05	475,500	0.95	565,300	0.96	22.5%	1,120
Copper-zinc ore	43,200	0.82	176,900	0.83	220,100	0.83	22.5%	330
	133,000	0.97	652,400	0.91	785,400	0.92	22.5%	1,450
Quebrada Blanca
Heap leach (2)	9,900	0.81	3,600	0.83	13,500	0.82	76.5%	70
Dump leach (2)	60,400	0.34	34,100	0.30	94,500	0.32	76.5%	140
	70,300	0.40	37,700	0.35	108,000	0.39	76.5%	210

Andacollo
Heap leach (2)	6,100	0.33	1,100	0.39	7,200	0.34	90%	10

Andacollo - Mill	162,400	0.38	314,200	0.34	476,600	0.35	90%	1,340

Galore	69,000	0.61	459,100	0.58	528,000	0.59	50%	1,390
Duck Pond	1,900	3.03	300	2.28	2,200	2.93	100%	50
Relincho	149,300	0.49	955,200	0.39	1,104,500	0.41	100%	3,910

Molybdenum
Highland Valley Copper	347,800	0.008	325,500	0.009	673,300	0.008	97.5%	40
Antamina	89,800	0.033	475,500	0.027	565,300	0.028	22.5%	26
Relincho	149,300	0.024	955,200	0.020	1,104,500	0.021	100.0%	140

Zinc
Red Dog	200	14.6	50,500	16.1	50,700	16.1	100%	6,830
Pend Oreille	1,600	6.4	300	4.4	1,900	6.1	100%	100
Antamina	43,200	1.8	176,900	2.0	220,100	2.0	22.5%	790
Duck Pond	1,900	4.2	300	2.3	2,200	3.9	100%	60

Lead
Red Dog	200	5.4	50,500	4.1	50,700	4.1	100%	1,260
Pend Oreille	1,600	1.3	300	0.6	1,900	1.2	100%	20

							Teck Interest
	Proven		Probable		Total		Teck Ownership (%)	Clean Coal (000 t)
	Tonnes (000’s)		Tonnes (000’s)		Tonnes (000’s)

Metallurgical Coal (3)
Fording River	53,800		567,700		621,500		100%	621,500
Elkview	36,200		178,800		215,000		95%	204,250
Greenhills	57,000		13,900		71,000		80%	56,800
Line Creek	40,600		22,100		62,700		100%	62,700
Cardinal River	13,800		19,300		33,100		100%	33,100

PCI Coal (3)
Greenhills	2,300		600		2,900		80%	2,320
Coal Mountain	2,500		12,000		14,500		100%	14,500
Line Creek	900		300		1,200		100%	1,200
Cardinal River	300		600		900		100%	900

Thermal Coal (3)
Fording River	300		4,700		5,000		100%	5,000
Greenhills	500		900		1,400		80%	1,120
Coal Mountain	400		1,100		1,400		100%	1,400
Line Creek	1,800		1,500		3,300		100%	3,300
							Teck Interest
	Proven		Probable		Total		Teck Interest	Recoverable (7) Metal (000 t)
	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)

Gold
Andacollo – Mill (6)	162,400	0.13	314,200	0.11	476,600	0.12	90%	980
Galore Creek	69,000	0.52	459,100	0.29	528,000	0.32	50%	2,040

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MINERAL RESOURCES(1) AT December 31, 2011
	Measured		Indicated		Inferred
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Teck Interest

Copper
Highland Valley Copper	242,900	0.32	369,100	0.26	317,700	0.20	97.5%

Antamina
Copper only ore	34,800	0.47	273,800	0.93	530,000	0.79	22.5%
Copper-zinc ore	14,500	0.46	77,100	0.88	177,100	0.54	22.5%
	49,300	0.46	350,900	0.92	707,100	0.73	22.5%
Quebrada Blanca
Heap leach (2)	1,800	0.84	1,400	0.78	200	0.80	76.5%
Dump leach (2)	28,000	0.31	21,900	0.31	13,700	0.28	76.5%
	29,800	0.34	23,300	0.34	13,900	0.29	76.5%

Quebrada Blanca - Mill			666,500	0.52	719,600	0.44	76.5%
Andacollo - Mill	10,600	0.44	62,200	0.27	26,700	0.29	90%
Galore Creek	39,500	0.25	247,200	0.34	346,600	0.42	50%
Duck Pond	600	3.05	200	2.65			100%
San Nicolas	1,900	0.73	78,100	1.34	7,000	1.28	79%
Relincho	28,800	0.34	617,300	0.32	746,900	0.30	100%

Molybdenum
Highland Valley Copper	242,900	0.009	369,100	0.010	317,700	0.009	97.5%
Antamina	34,800	0.038	273,800	0.022	530,000	0.018	22.5%
Quebrada Blanca - Mill			629,400	0.017	719,600	0.018	76.5%
Relincho	28,800	0.013	617,300	0.013	746,900	0.013	100%

Zinc
Red Dog			5,100	22.3	2,500	10.9	100%
Pend Oreille					2,700	5.9	100%
Antamina	14,500	0.8	77,100	1.9	177,100	1.3	22.5%
Duck Pond	600	4.5	200	6.2			100%
San Nicolas	1,900	3.6	78,100	1.8	7,000	1.4	79%

Lead
Red Dog			5,100	5.9	2,500	4.3	100%
Pend Oreille					2,700	1.2	100%

Metallurgical Coal (5)
Fording River	252,000		740,000		686,000		100%
Elkview	466,300		242,100		237,600		95%
Greenhills	102,500		151,900		122,900		80%
Line Creek	307,900		401,200		397,000		100%
Cardinal River	52,700		12,100		1,400		100%
Mt Babcock	66,600		113,900		136,500		100%
Mt Duke	25,400		108,100		134,200		92.68%
Elco	32,200		156,800		124,200		75%

PCI Coal (5)
Greenhills	3,700		7,400		13,400		80%
Coal Mountain	48,900		30,400		10,500		100%
Line Creek	200		200		200		100%
Cardinal River	200		400		100		100%
Marten Wheeler	83,200		220,900		190,800		100%

Thermal Coal (5)
Fording River	3,000		4,000		4,000		100%
Greenhills	1,600		2,000		2,900		80%
Coal Mountain	3,800		2,000		500		100%
Line Creek	6,500		5,000		2,600		100%
Mt Babcock	1,500		1,000		300		100%
Mt Duke	1,200		4,800		7,200		92.68%
Elco	700		6,500		5,500		75%
Marten Wheeler	900		2,200		1,400		100%
	Measured		Indicated		Inferred		Teck Interest
	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)
Gold
Andacollo - Mill (6)	10,600	0.09	62,200	0.10	26,700	0.10	90%
Galore Creek	39,500	0.39	247,200	0.26	346,600	0.24	50%

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Notes to Mineral Reserves and Resources Tables

1.	Mineral reserves and mineral resources shown are mine and property totals and are not limited to our proportionate interests.
2.
For heap leach and dump leach operations, copper grade is reported as % soluble copper rather than % total copper.  Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach process.

3.	Coal reserves are reported as tonnes of clean coal.
4.	g/t = grams per tonne.
5.	Coal resources are reported as tonnes of raw coal.
6.
In 2010, an interest in future gold production from the Andacollo mine was sold. The purchaser is entitled to payments based on 75% of the payable gold produced until total cumulative sales reach 910,000 ounces of gold, and 50% thereafter. Reserves and resources are stated without accounting for this production interest.

7.	Recoverable Metal refers to the amount of metal contained in concentrate or cathode copper.

Mineral Reserves and Mineral Resources

Standard

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in November 2010 and incorporated in National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“NI 43-101”), by Canadian securities regulatory authorities. Estimates of coal reserves and resources have been prepared and classified using guidance from the Geological Survey of Canada Paper 88-21. Classification terminology for coal conforms to CIM definitions incorporated into NI 43-101. Mineral Resources are reported separately from and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resource which is not classified as Mineral Reserve does not have demonstrated economic value.

Definitions

Metallurgical Coal means the various grades of coal that are used to produce coke which is used in the steel making process.

The CIM definitions on Mineral Resources and Mineral Reserves provide as follows:

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited

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information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Methodologies and Assumptions

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods, appropriate to

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the style of mineralization, have been used in the estimation of reserves at the Company’s material base metal properties.

Assumed metal prices vary from property to property for a number of reasons. Teck has interests in a number of joint ventures for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.

Comments on Individual Operations

Highland Valley Copper

In 2011, normal mine production removed 42.3 million tonnes from reserve and processed an additional 6.2 million tonnes of low grade material.  The low grade material, not previously included in the reserve, was processed to take advantage of short-term metal prices.  After 2011 mine production was deducted, reported reserves increased from 624 million tonnes in 2010, to 673 million tonnes in 2011.  Higher metal prices and updated mine designs on the Valley, Lornex and Highmont deposits added 612 million tonnes of measured plus indicated resource and 267 million tonnes of inferred resource.  Mineral reserves and resources assume US$2.30/lb copper, US$12.50/lb molybdenum and a C$1.10 per US$1.00 exchange rate.  Reserves are expected to support a mine life to 2026.

Antamina

Two general ore types occur at Antamina. These are copper ores from which copper and molybdenum concentrates are produced and copper-zinc ores from which copper and zinc concentrates are recovered.  Mine production in 2011 removed 39.6  million tonnes from reserve and 6.1 million tonnes from resource.  Reported mineral reserves and resource estimates assume US$1.99/lb copper, US$0.87/lb zinc, US$10.19/lb molybdenum and US$10.18/oz silver.  Current reserves are expected to sustain mine operations until 2028.

Quebrada Blanca

Changes from the 2010 heap leach and dump leach reserve correspond to the removal of 29.1 million tonnes through normal mine depletion.  Heap and dump leach reserves and resources assume US$2.60/lb copper, a 0.63% soluble copper cutoff for the heap leach and a 0.13% soluble copper cutoff for dump leach.  Heap leach reserves will sustain mine operations until 2015.   An updated hypogene (mill resource and reserve estimate is expected to be announced on completion of the hypogene project feasibility study in March 2012.

Carmen de Andacollo

The Carmen de Andacollo operation includes a heap leach copper operation and a copper-gold hypogene concentrator.  Mineral reserve and resource estimates assume US$3.50/lb copper for the leach operation and US$2.30/lb copper and US$850/oz gold for the hypogene operation.

In 2011, the leach operation processed 1.2 million tonnes from reserve. Leach reserves are expected to feed the SXEW plant until 2014.  Mill production removed 14.7 million tonnes from

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the hypogene reserve.  Proven and probable hypogene (mill) reserves are expected to support mine operation until 2035.

Duck Pond

Reserve changes in 2011 are consistent with normal mining depletion (575,000 tonnes).  Reserve and resource estimates assume US$3.50/lb copper, US$1.10/lb zinc, US$20.00/oz silver and a C$1.04 per US$1.00 exchange rate.

Red Dog

Reserve changes at Red Dog are consistent with normal mining depletion.  Mine production removed 1.4 million tonnes of reserves from the Main pit and 2.3 million tonnes from the Aqqaluk pit.  Proven reserves have been drill defined at 30 metre centres, probable reserves at 30 to 60 metre centres and resources at 60 to 120 metre centres.  All mineral reserves and indicated resources are mineable by open pit methods and assume US$0.90/lb zinc and US$0.80/lb lead.

Pend Oreille

In February 2009, Teck temporarily suspended operations at the Pend Oreille mine due to economic factors.  The operation will remain on care and maintenance until market conditions improve.  Mineral reserve and resource estimates assume US$0.95/lb zinc and US$0.90/lb lead.

Relincho

In 2011, Teck completed a prefeasibility study on the Relincho porphyry copper and molybdenum project in Chile.  Mineral reserve and resource estimates assume US$2.62/lb copper, US$12.50/lb molybdenum and US$15/oz silver.

Galore Creek

Reserve and resource estimates on the Galore Creek project are supported by a 2011 prefeasibility study and third party report. Reported mineral reserves and resource estimates assume US$2.65/lb copper, US$1,100/oz gold and US$18.50/oz silver.

Other Copper and Zinc Resources

Mineral resource estimates at San Nicolas were prepared in 2001 assuming US$0.90/lb copper, US$0.50/lb zinc and a C$1.50 per US$1.00 exchange rate, together with then current capital cost estimates.

Fording River

Reserve increases in 2011 were attributed to the addition of the new Swift and Castle mining areas, which more than offset reserve reductions due to mine production of 7.8 million tonnes.  The reserve estimate assumes a long term selling price at the Port of Vancouver of US$130/t for metallurgical coal at an exchange rate of C$1.10 per US $1.00.

Elkview

Teck has a 95% indirect interest in the Elkview mine. Reserve reductions since 2010 are attributed to normal mine production depletion. Losses due to geology changes, deeper oxidation

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depths and changes to minimum mineable thickness and coal recovery factors are offset by the addition of the new Adit Pit and South Pit reserves and transfer from resource to reserve in Baldy Ridge 4 pit. The reserve estimate assumes a long-term selling price at the Port of Vancouver of US$130/t for metallurgical coal at a C$1.10 per US $1.00 exchange rate.

Greenhills

Teck indirectly owns a 80% of the Greenhills joint venture.  The 2011 production of 4.8 million tonnes accounted for most of the reduction in reserves.  The reserve estimate assumes a long term selling price at the Port of Vancouver of US$130/t for metallurgical coal at an exchange rate of C$1.10 per US$1.00.

Line Creek

A new mine design in the proposed Burnt Ridge North mining area has added 29.7 million tonnes of additional reserves.  This mining area is currently in the permitting process.  The reserve estimate assumes a long term selling price at the Port of Vancouver of US$130/t for metallurgical coal at an exchange rate of C$1.10 per US$1.00.

Coal Mountain

The Coal Mountain Operation is a relatively low strip ratio open pit operation that primarily mines PCI coal from a highly folded and faulted deposit. The reserve estimate assumes a long term selling price of US$90/t for PCI coal at an exchange rate of C$1.10 per US$1.00.

Cardinal River

The Cardinal River mine in west central Alberta produces metallurgical coal for international sale.  The reserve estimate assumes a long term selling price at the Port of Vancouver of US$180/t for metallurgical coal at an exchange rate of C$1.10 per US $1.00.

Quintette

Quintette is currently in the final stages of a feasibility study which is expected to be completed in the second quarter of 2012.  Reserves are expected to be reported from the approved pit design in the second quarter of 2012, on completion of the feasibility study. The resource estimates assume a long-term selling price of US$130/t for metallurgical coal, US$90/t for clean PCI, US$80/t for clean thermal coal and an exchange rate of C$1.10 per US$1.00.

Other Coal Properties

Other properties include Mt Duke (92.6% interest) south of Tumbler Ridge BC, Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview. The resource estimates assume a long term selling price of US$90/t for clean PCI, US$80/t for clean thermal coal and an exchange rate of C$1.10 per US$1.00.

Risks and Uncertainties

Mineral Reserves and Mineral Resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and

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parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modeling, recovery rates being less than those expected and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives in order to continue operating.

Qualified Persons

Estimates of the mineral reserves and resources for our material base metal properties have been prepared under the general supervision of Paul C. Bankes, P.Geo., who is an employee of Teck Resources Limited. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Marco Maulen, MAusIMM(CP), who is an employee of Compañía Minera Antamina S.A.  Messrs. Bankes and Maulen are the Qualified Persons for the purposes of National Instrument 43-101. Estimates of reserves and resources at Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were prepared under the general supervision of Don Mills, P.Geo. and Eric Jensen, P.Eng. employees of Teck Coal Limited, who are the Qualified Persons for the purposes of National Instrument 43–101.

Oil and Gas Resources

A contingent resource for oil and gas reporting purposes is different than a mineral resource.  Contingent resources for oil and gas reporting purposes are estimated in accordance with the standards set out in the COGE Handbook.  As further described below, contingent resources are defined in the COGE Handbook as those quantities of oil and gas that are estimated on a given date to be potentially recoverable from known accumulations but are not currently economic.  There is no certainty that it will be commercially viable to produce any portion of the resources.

Teck does not have any oil and gas reserves and hence no related future net revenue.

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Fort Hills Project

Teck holds a 20% limited partnership interest in the Fort Hills Partnership, which is developing the Fort Hills oil sands project.  The Fort Hills Partnership retained independent reserves evaluators GLJ Petroleum Consultants Ltd. (“GLJ”) to assess the reserves and/or contingent bitumen resources for the Fort Hills project as at December 31, 2011.

The range of contingent bitumen resources associated with the proposed Fort Hills oil sands project as determined by GLJ is summarized as follows:

	December 31, 2011
	Contingent Bitumen Resource
	100% (million barrels)	Our 20% share (million barrels)
Low estimate	2,460	492
Best estimate	3,420	684
High estimate	3,840	768

The bitumen estimates in the above table were calculated on the basis of the amount of bitumen that can be mined and recovered in the proposed extraction plant.  The current Suncor mine plan for the project is the basis of the best estimate.  Reserves were not assigned.

Teck Resources/SilverBirch Joint Venture

Equinox and Frontier Projects

As at December 31, 2011, Sproule, as independent reserve evaluators, presented a contingent resource estimate for the Frontier project, which is summarized as follows:

	December 31, 2011
	Contingent Bitumen Resource
	100% (million barrels)	Our 50% share (million barrels)
Low estimate	1,509	755
Best estimate	2,449	1,224
High estimate	2,743	1,371

As at December 31, 2011, Sproule, as independent reserve evaluators, presented a contingent resource estimate for the Equinox project, which is summarized as follows:

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	December 31, 2011
	Contingent Bitumen Resource
	100% (million barrels)	Our 50% share (million barrels)
Low estimate	286	143
Best estimate	375	188
High estimate	420	210

Contingent Resource Estimates

Volumes of contingent bitumen resources are calculated at the outlet of the proposed extraction plant. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Contingent resources are defined in the COGE Handbook as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as ''contingent resources'' the estimated discovered recoverable quantities associated with a project in the early project stage.

There is no certainty that any of the Fort Hills project, the Frontier project or the Equinox project will produce any portion of the volumes currently classified as “contingent resources”. The primary contingencies which currently prevent the classification of the contingent resources disclosed above as reserves consist of: current uncertainties around the specific scope and timing of the development of each of the Fort Hills project, the Equinox project and the Frontier project; lack of regulatory approvals for certain aspects of the Fort Hills project; uncertainty regarding receiving regulatory approvals for the Frontier and Equinox projects; the uncertainty regarding marketing plans for production from the subject areas; uncertainty in estimation of project costs; and need for approval of a decision to proceed by each of the partners in the relevant project; and those other risks and contingencies described above under “Cautionary Statement on Forward-Looking Information” and in the public filings described there. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Safety and Environmental Protection

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health and safety, protection and remediation of the environment, site reclamation, management of toxic substances and similar matters.  Compliance with these laws and regulations affects the costs of and can affect the

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schedule for planning, designing, operating, closing and remediating our mines, refineries and other facilities.

Whether in Canada or abroad, we work to apply technically proven and economically feasible measures to protect the environment and worker health throughout exploration, mining, processing and closure.  Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, except as described in the narrative concerning the relevant operation, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur.  We are often an active participant in public regulatory review, revision and development processes with government agencies and non-governmental organizations, and as such typically have reasonable insight regarding emerging regulatory developments and trends. Through this activity we are able to more accurately estimate risks and liabilities associated with current and future safety and environmental matters. We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environmental and health and safety risks, assess regulatory compliance and conformance with applicable laws, and assess conformance with appropriate environmental and health and safety management systems and good management practices.

In order to obtain mining permits and approvals from regulatory authorities, mine operators must typically submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining. Some of the permits we require are becoming increasingly more difficult and expensive to obtain, and the application and review processes are taking longer to complete and becoming increasingly subject to challenge.  For a further discussion of the specific permitting issues related to our Red Dog mine, see “Description of the Business—Zinc—Red Dog Mine, United States (Zinc, Lead)”.  For a further discussion of risks associated with the issuance and renewal of environmental permits see “Risk Factors—We face risks associated with the issuance and renewal of environmental permits”.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis.  In addition, amounts are accrued in our accounts to provide for certain and likely future decommissioning, reclamation, site restoration and other closure costs.  Financial guarantees of various forms are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements.  The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. All of our mining operations have closure and reclamation plans in place and these undergo regular updates.  In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure.  Cost estimates for these planned and anticipated closure and remediation activities are reviewed on a regular basis and revised as plans for individual sites are refined and implemented, typically with input and

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oversight from regulatory agencies and other stakeholders. We estimate our decommissioning and restoration provision as at December 31, 2011 to be $1,428 million. Of that amount, we expect to spend approximately $54 million in 2012. As at December 31, 2011, we had letters of credit and other bonding in place to secure our reclamation obligations in the aggregate amount of approximately $587 million.  On the basis of current regulatory trends we expect required bonding to increase in the future.

Climate change is clearly one of the most significant environmental issues facing our society. Scientific evidence indicates that increases in greenhouse gas are likely a cause of some or most of the increases in global average temperatures since the mid-20th century.  Regulations to control greenhouse gas emissions are being developed and enhanced in many jurisdictions.  The trend is toward increased regulation and reduction of greenhouse gas emissions, particularly from industrial activities.  The rate at which the regulations are being introduced and amended and the costs of technology required to comply with current or anticipated regulations introduces a high degree of uncertainty to predicting the final costs of compliance.

Of the jurisdictions in which we operate, the province of British Columbia was one of the first to introduce climate change regulations that had a direct cost associated with fossil fuel use. A carbon tax was introduced in 2008 and imposed on fossil fuels used in the Province.  As of July 2011, the tax rate is $25/tonne of carbon dioxide equivalent (“CO2e”) and will increase by $5/tonne each year until it reaches $30/tonne in 2012.  For 2011 our seven BC-based operations paid an aggregate of approximately $29.7 million in provincial carbon tax, primarily from our use of coal, diesel fuel, and natural gas. We anticipate that this will increase to an aggregate of approximately $35-$40 million per year in carbon tax in British Columbia by 2012 as the tax rate increases.  We may in the future face similar taxation in other jurisdictions.  The British Columbia government also established a greenhouse gas emissions reporting regulation.  Beginning in 2010, the regulation required facilities in the Province that emit over 10,000 tonnes of CO2e annually to report their emissions and those that emit over 25,000 tonnes per year to obtain independent verification of their emissions. These obligations, including third party verification, were met in 2011 for the 2010 performance of our seven BC-based operations.

British Columbia, as part of its Western Climate Initiative commitments, was expected to implement greenhouse gas cap-and-trade regulations in 2012 although we expect implementation may be delayed. The regulations will create a greenhouse gas emissions limit for the Province and a market-based approach to facilitating greenhouse gas reductions and regulatory compliance.  At this time it is unclear what emissions limit and reduction rates will be set through these regulations, or what costs a greenhouse market may subject Teck’s operations in British Columbia to.  However, based on public statements of interested individuals and agencies of the British Columbia government, we currently expect that emissions subject to greenhouse gas cap-and-trade regulations will not be subject to the carbon tax discussed above and that British Columbia will provide some free allowances to assist regulated emitters in their transition during the initial years of cap-and-trade implementation.

In January 2008, the Alberta government announced a plan to reduce carbon emissions intensity to 50% below 1990 levels by 2020.  Major emitters (e.g., those over 100,000 tonnes/yr.) are required to reduce their emissions intensity by 12% as compared to their established baseline.

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Our Cardinal River Mine meets this requirement through efficiency improvements as well as through payments to Alberta’s Climate Change and Emissions Management Fund at a cost of $15/tonne of carbon dioxide emitted over the established intensity limit for the operation. Payments to the fund in respect of emissions quantified in 2011 are expected to be approximately $835,000. For new construction projects, the required improvements in emissions intensity are applicable three years after start-up. We continue to factor these requirements into the design and costs of our oil sands projects.

In early 2010, the Government of Canada announced revised targets for reducing greenhouse gas emissions as it had committed to do as a signatory to the Copenhagen Accord.  Canada's new aim is to reduce absolute emissions by 17% from 2005 levels by 2020.  The Canadian government has expressed its intention to require oil sands facilities that come on stream after the end of 2011 to implement a carbon capture and storage process.

While climate change regulations have yet to be finalized in most jurisdictions in which we operate, we anticipate that regional, national, or international regulations will ultimately be established which seek to reduce greenhouse gas emissions. It appears likely that many will be based on cap-and-trade mechanisms, such as we expect for British Columbia. Teck’s current direct greenhouse gas emissions from all of its operations are approximately 2.5 million tonnes per year. The cost of reducing these emissions or of obtaining the equivalent amount of credits or offsets are highly uncertain at this point.  For example, it is currently unclear how Teck will be treated under British Columbia’s distribution of free allowances in the transition years of its expected cap-and-trade regulations. For purposes of illustration, the costs associated with greenhouse gas regulations might be expected to fall in the range of $10 to $50/tonne of CO2e, which would mean our compliance costs might be roughly in the order of $25 to $125 million per year.  These figures are only meant to be illustrative of the order of magnitude of costs that might be anticipated for Teck if all jurisdictions in which we operate implemented cap-and-trade regulations of this nature. The cost of Teck’s activities to comply with various climate change regulations will ultimately be determined by the regulations themselves and by the markets which evolve for carbon credits and offsets.

In addition to climate change, issues surrounding water governance remain of particular importance.  British Columbia has expressed interest in creating new water governance legislation by 2012, and is currently consulting the public regarding provincial water policy and regulatory development.  Given the early stage of development of these regulations it is uncertain how they might affect Teck’s British Columbia operations.  We continue to monitor regulatory initiatives and participate in consultation opportunities with the government.

Safety performance and workplace hygiene are key priorities for us.  Safety statistics are collected from each operation monthly.  Targets for safety performance are set each year and are one factor used in determining management compensation.  Safety and worker hygiene incidents are thoroughly investigated and finding reports are shared across our business, and occasionally across the industry, to assist in the prevention of similar incidents. At this time we do not anticipate significant liability associated with long- term occupational health issues.

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Social and Environmental Policies

We have adopted and implemented social and environmental policies that are fundamental to our operations.  Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the “Charter”) and Code of Business, Environmental and Health & Safety Practices (the “Code”).  The Charter sets out corporate commitments related to ethical business conduct, providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability, (iii) identification, control and promotion of safety and health performance, (iv) sound environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness, (vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products, (ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) support for local communities and their development.

In addition to the Charter and Code, we have adopted a Safety and Health Policy, a Health and Safety Guide for Exploration, and a Code of Ethics.  We have taken steps to implement the Charter, Code and policies through adoption of Environment, Health, Safety and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization.  Overall responsibility for achievement of objectives rests with senior personnel.  Our Safety and Sustainability Committee of the Board (which reports to the Board of Directors) and our Corporate Environment and Risk Management Committee and our Material Stewardship Committee, which are comprised of members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis.  Internal monthly and quarterly reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and reclamation and remediation activities.  We report publicly on our performance through our Sustainability Report and website.

Human Resources

As at December 31, 2011 there were approximately 10,000 “regular” employees (which excludes an aggregate of approximately 850 employees classified as casual, fixed-term or inactive) working at the various operations we manage.  This figure does not include employees at the Antamina operation because Teck does not manage the project.

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Collective bargaining agreements covering unionized employees at our principal operations (including Antamina) are as follows:

Expiry Date of Collective Agreement
Antamina	July 23, 2012
Cardinal River	June 30, 2012
Carmen de Andacollo	September 30, 2015 (worker’s union) and December 31, 2015 (supervisor’s union)
Coal Mountain	December 31, 2014
Elkview	October 31, 2015
Fording River	April 30, 2016
Highland Valley Copper	September 30, 2016
Line Creek	May 31, 2014
Quebrada Blanca	October 31, 2015
Trail	May 31, 2012

Technology

Teck undertakes and participates in a number of research and development programs designed to improve exploration, mining and processing for new projects and operations, environmental performance in operations, and technologies to assist the sale of products, and hence enhance overall competitiveness and reduce costs.

We have technology and research groups at our Applied Research and Technology facility located in Trail, B.C, at our CESL facility in Richmond, B.C., and at our Product Technology Center in Mississauga, Ontario.  The primary focus of these facilities is to create value through the development, testing and implementation of technologies related to our principal products.  The programs are aligned with business units and are integrated with operations or other business activities.

Our research and development expense for 2011 was $17 million.

Foreign Operations

The Red Dog mine located in Alaska, the Pend Oreille mine in Washington State, the Antamina mine located in Peru and the Quebrada Blanca and Andacollo mines located in Chile are our significant assets located outside of Canada.  We hold our 22.5% interest in Antamina through our equity interest in the operating company for the mine, CMA.  We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading “Description of the Business—Zinc—Red Dog Mine, United States (Zinc, Lead)” above.  We own 76.5% and 90%, respectively, of the Chilean operating companies that own Quebrada Blanca and Andacollo.

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Foreign operations accounted for approximately 26% of our 2011 consolidated revenue and represented approximately 27% of our total assets as at December 31, 2011.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in the United States, Ireland, Mexico, Peru, Chile, Australia, Turkey and Namibia.  We currently have foreign exploration offices in all of the foregoing countries other than the United States.

See “Risk Factors — We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments” for further information on the risks associated with these foreign properties.

Competitive Conditions

Our business is to sell base metals, metal concentrates, specialty metals and steelmaking coal at prices determined by world markets over which we have no influence or control.  These markets are cyclical.  Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial capacity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, costs of equipment, fuel, power and other inputs, the location of our metal refining facility and its cost of power and, as well, by operating and management skill.

Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic ore bodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, for joint venture agreements and for the acquisition of investments in other mining companies.

Risk Factors

You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

We face risks in the mining and metals business.

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

The reasons why a mineral property may be non-productive often cannot be anticipated in advance. Even after the commencement of mining operations, those operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, seismic activity, weather events and flooding. Our mining and exploration operations

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require reliable infrastructure, such as roads, rail, ports, power sources and transmission facilities and water supplies.  Availability and cost of infrastructure affects the production and sales from operations, as well as our capital and operating costs.  Water rights have become an area of increasing focus for our foreign operations and community relations are significantly impacted by access and sourcing of water matters.  If water supplies become scarce or are negatively impacted due to environmental reasons, such as drought, or other reasons, water supplies to our operations might be reduced in order to maintain supplies to the local communities we operate in.  Any reduction in water, or other necessary infrastructure supplies, may preclude development of otherwise potentially economic mineral deposits or may negatively impact costs, production and/or sales from our impacted operations.

The Trail metallurgical operations, and our concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis.  Our operating mines have large tailings dams which could fail as a result of seismic activity or for other reasons.

The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

Fluctuations in the market price of base metals, steelmaking coal and specialty metals may significantly adversely affect the results of our operations.

The results of our operations are significantly affected by the market price of base metals, steelmaking coal and specialty metals, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of steelmaking coal, copper and zinc. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of base metals by holders in response to such factors.

The Chinese market has become a significant source of global demand for commodities, including steelmaking coal and copper. Chinese demand has been a major driver in global commodities markets for a number of years. A slowing in China's economic growth could result in lower prices and demand for our products and negatively impact our results. We could also experience these negative effects if demand from China slowed for other reasons, such as increased self-sufficiency or increased reliance on other suppliers to meet demand.

If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Our general policy has been not to hedge changes in prices of our mineral production.  From time to time, however, we have in the past and may in the future undertake hedging programs in

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specific circumstances, with an intention to reduce the risk of a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, the risk of opportunity losses in the event of an increase in the world price of the commodity, an increase in interest rates, the possibility that rising operating costs will make delivery into hedged positions uneconomic, counterparty risks and production interruption events.

Volatility in commodity markets and financial markets may adversely affect our ability to operate and our financial condition.

Recent global financial conditions and commodity markets have been volatile. From time to time, access to financing has been negatively affected by many factors, including the financial distress of banks and other credit market participants. This volatility has from time to time affected and may in the future affect our ability to obtain equity or debt financing on acceptable terms, and may make it more difficult to plan our operations and to operate effectively. If volatility and market disruption affects our access to financing on reasonable terms, our operations and financial condition could be adversely affected.

Our arrangements resulting from the sale of a one-third interest in the Waneta hydroelectric plant to B.C. Hydro may require us to incur substantial costs.

Teck Metals has agreed to generally provide the firm delivery of energy from the Waneta hydroelectric plant to B.C. Hydro until 2036, in proportion to B.C. Hydro’s ownership interest.  If Teck Metals does not deliver power as required it could be required to purchase replacement power in the open market or to pay liquidated damages to B.C. Hydro based on the market rate for power at the time of the shortfall.  These costs are generally not covered by our insurance policies and we could incur substantial costs, especially if the shortfall is protracted.  In addition, the portion of power Teck Metals is required to make available to B.C. Hydro represents a surplus of power to the current and anticipated future requirements of our Trail operations.  If our entitlement to power from the Waneta hydroelectric plant (taking into account our arrangements with B.C. Hydro) is not sufficient to supply the requirements of our Trail operations, we may be required to reduce our Trail operations, or purchase power in the open market, in order to address any shortfall.

Our insurance may not provide adequate coverage.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.

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Over 6,000 of our approximately 10,000 regular employees (as of December 31, 2011) are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business.  See “Description of the Business — Human resources” for the expiry date of the collective bargaining agreements covering unionized employees at our material projects.

We may not be able to hire enough skilled employees to support our operations.

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.

Our pension and other post-retirement liabilities and the assets available to fund them could change materially.

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We also have certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

A number of our concentrate products include varying amounts of minor elements that are subject to increasing environment regulation, which may expose us to higher smelter treatment charges, penalties or limit our ability to sell certain products

Our customer smelters are subject to increasingly stringent environmental regulation, in particular with respect to mercury and cadmium, which could adversely affect their ability to treat copper and zinc from certain of our operations.  We rely on customer smelters to process our concentrates into metals for sale.  We may be required to pay higher smelter treatment charges or specific penalties relating to minor elements present in our commodities, we may incur additional costs to blend certain products, or we may not be able to sell certain products at all depending on how the regulatory environment evolves.

Fluctuations in the price and availability of consumed commodities affect our costs of production.

Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, as well

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as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates, some of which are produced at our Red Dog mine and some of which we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Our ability to acquire properties may be affected by competition from other mining companies.

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own the properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should those properties become available to us.

We face competition in product markets.

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of the minerals. We must sell base metals, metal concentrates, by-product metals and concentrate and steelmaking coal at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.

We may face restricted access to markets in the future.

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Our reserve and resource estimates may prove to be incorrect.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

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We estimate and report oil and gas resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. Estimates of resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

The United States Securities and Exchange Commission (“SEC”) does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our mineral reserves and resources are estimated by persons who are, or were at the time of their report, employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures included or incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

We face risks associated with the issuance and renewal of environmental permits.

Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the expansion of existing operations. These include, for example, the Frontier and Equinox oil sands projects, coal

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mine expansions in the Elk Valley, and the expansion of the Highland Valley Copper Mine. When we apply for these permits and approvals, we are often required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, interested parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process.  Permits may be stayed or withdrawn during the pendency of appeals.

Past or ongoing violations of government mining laws could provide a basis to revoke existing permits or to deny the issuance of additional permits.  In addition, evolving reclamation or environmental concerns may threaten our ability to renew existing permits or obtain new permits in connection with future development, expansions and operations.  For example, selenium management is increasingly becoming an area of concern in our coal operations, as an increasing trend in selenium concentrations in surface waters has been observed.  Our planned expansions of mines in the Elk Valley require new permits or amendments to existing permits from applicable government agencies.  These agencies have indicated that, among other conditions, they may condition the issuance of these permits or amendments on our demonstrated ability and commitment to reduce the loading of selenium from our operations and otherwise manage selenium levels.  While we are working to develop and implement selenium reduction strategies for each of our six operating mines in accordance with the recommendations of a panel of independent experts commissioned by Teck, there is no guarantee that we will be able to do so successfully.  Renewals of existing permits may also be impacted by selenium management issues.  If we are unable to secure the required permits or amendments, we may be required to curtail coal production and might not be able to expand our coal production capacity from our existing mines.

We may be adversely affected by currency fluctuations.

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into foreign exchange contracts from time to time, but these hedges do not eliminate the potential that those fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to those contracts, which could have a material adverse effect on our business.

The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.

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There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Changes in environmental, health and safety laws may have a material adverse effect on our operations.

Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs.  Financial assurance requirements could increase significantly in light of evolving environmental, health or safety concerns or as a result of evolving regulatory pressures.  The cost to Teck of supplying the assurance could increase significantly as a consequence.  Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances. There can be no assurances that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or

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otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

We are highly dependent on third parties for the provision of transportation services.

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of transportation services, including rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

The success of our plans to implement our coal growth strategy depends in part on the ability of the third party rail and port services to meet our increased demand for their services.

Like our other mines, our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail metallurgical operations, and could materially restrict mine production subsequent to the shipping season.

The terms of certain of our outstanding indebtedness require us to comply with certain covenants that may impose restrictions on our business.

As of December 31, 2011, we and our consolidated subsidiaries had total indebtedness of $7.0 billion.  We must generate sufficient amounts of cash to service and repay our debt and our ability to generate cash will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

 The indenture governing our 2014 notes, 2016 notes and 2019 notes (the “2009 Indenture”) contains covenants that, among other things, limit our ability and the ability of our subsidiaries to:

■	incur additional indebtedness;

■	pay dividends or make distributions in respect of our capital stock or make certain other restricted payments or investments;

■	sell assets, including the capital stock of our restricted subsidiaries;

■	incur liens;

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■	enter into sale and leaseback transactions;

■	enter into transactions with our affiliates;

■	create or permit to exist restrictions on our ability or the ability of our restricted subsidiaries to make any payments and distributions; and

■	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

As a result of the upgrade by Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) of our credit rating to Investment Grade (as defined in the 2009 Indenture), the covenants regarding additional indebtedness, payment of dividends and distributions, asset sales, transactions with affiliates and creating dividend stoppers are presently suspended. These covenants will remain suspended during the time we maintain Investment Grade Ratings from Moody’s and S&P and do not have a continuing default or event of default under the 2009 Indenture.  If these covenants are not suspended, they may limit our flexibility to operate our business. Certain of our credit facilities and the indentures governing our other long term debt securities contain restrictive covenants as well.

Our material financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity.  Our ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors.

We are party to a number of financing agreements, including our credit facilities and the indentures governing our various public indebtedness, which contain financial or other covenants.  If we were to breach financial or other covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors.  If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.

 If future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressure or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

We may be adversely affected by interest rate changes.

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Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on our business.

Aboriginal title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

We face risks associated with our development projects.

The Fort Hills project is at an early stage of development.  Suncor, as project operator, in consultation with Total and us, will be responsible for further definition of the scope and parameters of the project and its design and development.  There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. The Galore Creek project is at an earlier stage of development. Development and exploitation of the hypogene resource at Quebrada Blanca will require considerable capital expenditures and various environmental and other permits and governmental authorizations.  Our Relincho project and Frontier/Equinox project are also in an early stage of development.

Construction and development of these projects are subject to numerous risks, including, without limitation:

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■
risks resulting from the fact that the projects are at an early stage of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;

■	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

■	risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required;

■	risks of other adverse regulatory developments, including the imposition of new regulations;

■	risks of significant fluctuation in prevailing prices for copper, oil, other petroleum products and natural gas, which may affect the profitability of the projects;

■
risks resulting from the fact that we are a minority partner in Fort Hills Energy Limited Partnership and major decisions with respect to project schedule, design and construction may be made without our consent;

■	risks associated with the fact that our company and NovaGold Canada Inc. are 50% partners in the Galore Creek project and major project decisions require the agreement of both parties;

■	risks associated with litigation;

■	risks resulting from dependence on third parties for services and utilities for the project;

■	risks associated with the ability of our partners to finance their respective shares of project expenditures; and

■	risks associated with our being in a position to finance our share of project costs, or obtaining financing for these projects on commercially reasonable terms or at all.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect our business.

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our steelmaking coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

In early 2010, the Government of Canada announced revised targets for reducing greenhouse gas emissions as it had committed to do as a signatory to the Copenhagen Accord. Canada's aim is to reduce absolute emissions by 17 per cent from 2005 levels by 2020. In the meantime, regulations to reduce greenhouse-gas emissions that the Canadian government initially indicated would be developed in 2008 have been put on hold.  Additional policy measures are anticipated over the coming years, even though the final form and timing of these policies is not certain.

In Alberta, the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation require certain existing large emitters (e.g., facilities, including oil sands facilities, that are releasing 100,000 tonnes or more of greenhouse gas emissions in any calendar year after

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and including 2003) to reduce their emissions intensity by 12% starting July 1, 2007. The regulation also outlines options for meeting reduction targets. If reducing emissions intensity by 12% is not initially possible, large emitters will be able to invest in an Alberta-based technology fund to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters will be required to pay $15 per tonne to the technology fund for every tonne of emissions above the 12% reduction target. Alternatively, large emitters can also invest in Alberta-based projects outside their operations that reduce or offset emissions on their behalf.

Since 2007 the government of British Columbia has passed a number of significant pieces of climate-action legislation including; the Greenhouse Gas Reduction Targets Act, which sets aggressive targets for reducing greenhouse gases (33% below 2007 levels by 2020), the Greenhouse Gas Reduction or “Cap-and-Trade” Act, which authorizes hard caps on greenhouse gas emissions, and the Carbon Tax Act, which imposes an escalating carbon tax on fossil fuels used in the province.  In early 2010 the British Columbia government also established the GHG Reporting Regulation. The Regulation requires facilities in the province that emit over 10,000 tonnes of carbon dioxide equivalent annually to report their emissions and those that emit over 25,000 tonnes per year to obtain independent verification of their emissions. Each of Teck’s seven BC-based operations emits over 25,000 tonnes per year and will be required to report and verify accordingly. These regulations increase our fuel costs and impact our competitiveness in the global marketplace.  For example, the BC carbon tax paid by Teck in 2011 for fuels was approximately $29.7 million which is expected to increase to approximately $40-45 million by 2013 as a consequence of planned increases in the carbon tax rate.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. The federal and provincial governments, other than Alberta, have not finalized any formal regulatory programs to control greenhouse gases from facilities, although the Canadian federal government has indicated that it is prepared to adopt a nation-wide cap-and-trade regime if the United States signals it is prepared to do the same.  British Columbia was previously expected to implement greenhouse gas cap-and-trade regulations in 2012 but is unlikely to do so.  It is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Teck’s coal products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s expressed goals. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions by other countries could materially negatively affect the demand for coal and oil, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.

We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in

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determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2011, which are incorporated by reference into this disclosure document. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

We are subject to legal proceedings, the outcome of which may affect our business.

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.  See “Legal Proceedings” below.

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Dividends

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends.  In 2010, we declared a dividend of $0.20 per share in April that was paid in July and declared a dividend of $0.30 per share in November that was paid in January 2011.  In 2011, we declared a dividend of $0.30 per share in April that was paid in July and declared a dividend of $0.40 per share in October that was paid in January 2012.  All dividends paid on our Class A common shares and Class B subordinate voting shares after 2005 are eligible dividends for purposes of the enhanced dividend tax credit that may be claimed by Canadian resident individuals.

We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date.  We do not currently have any preferred shares outstanding.  The terms of the 2009 Indenture contain covenants that impose restrictions on our ability to pay dividends in respect of our Class A common shares and Class B subordinate voting shares.  However, those restrictions are presently suspended and will remain suspended during the time Teck has an Investment Grade Rating (as defined in the 2009 Indenture) from both Moody’s and S&P and there is no continuing default or event of default under the 2009 Indenture.  During the time that the restrictions are not suspended, the indenture permits us to declare cash dividends on our Class A common shares and Class B subordinate voting shares at a rate not to exceed $0.25 per share per quarter (subject to adjustments) if at the time we declare the dividend, our consolidated leverage ratio is less than 2.5 to 1.0.

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Description of Capital Structure

General Description of Capital Structure

Share Capital

Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share.  Class B subordinate voting shares carry the right to one vote per share.  Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share.  In all other respects, including dividend rights and the distribution of property upon dissolution or winding-up of the Company, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.  The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer).  If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

As of March 1, 2012, the voting rights attached to Class B subordinate voting shares represented 6.70% of the aggregate voting rights attached to the Class A common shares and Class B subordinate voting shares.

Securities subject to contractual restriction on transfer

On July 15, 2009 Teck issued 101.3 million Class B subordinate voting shares to Fullbloom Investment Corporation (“Fullbloom”), a wholly owned subsidiary of China Investment Corporation (“CIC”).  Each of Fullbloom and CIC have agreed that neither of them will, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly) of all or a significant portion of their Class B Shares to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a material customer of Teck, or (iii) a person who, based on Fullbloom and CIC’s actual knowledge without inquiry, is not dealing at arm’s length with any of the persons referred to in (i) or (ii) in connection with securities of Teck, in each case anywhere in the world.  These transfer restrictions are subject to certain exceptions.  As of March 1, 2012, the shares subject to these restrictions represent 17.57% of Teck’s outstanding Class B subordinate voting shares.

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Credit Facilities and Debt Securities

Credit Facilities

We are party to various credit agreements establishing the following credit facilities (collectively, the “credit facilities”):

■	A US$1 billion revolving credit facility provided by a syndicate of lenders which matures on July 26, 2015, which was undrawn as at December 31, 2011.

■
A $100 million revolving credit facility with Bank of Montreal as administrative agent which matures on March 3, 2013 and which, as at December 31, 2011, was drawn to the extent of $63.6 million in respect of letters of credit.

■
A $75 million term credit facility established by Royal Bank of Canada which matures on August 31, 2012 and which, as at December 31, 2011, was drawn to the extent of $51.9 million in respect of letters of credit.

■	A $100 million standby demand letter of credit facility with Canadian Imperial Bank of Commerce.

■	A $50 million standby letter of credit facility with the Toronto-Dominion Bank.

In addition to the credit facilities, as at December 31, 2011, we had $526 million of stand-alone letters of credit outstanding in respect of environmental bonding requirements.

Our obligations under the each of the credit facilities that the Company is a party to have been guaranteed by Teck Metals Ltd.  The indebtedness under each of the credit facilities ranks pari passu with the indebtedness under each of the other credit facilities and with all of our other indebtedness for borrowed money, except that which is secured by liens permitted by the credit facilities.

The owner of the Antamina project, CMA, is party to two credit facilities.  We hold a 22.5% interest in CMA.  As at December 31, 2011, our proportionate share of CMA’s US$411 million senior revolving credit facility was approximately US$92.5 million and our proportionate share of CMA’s US$100 million facility was US$22.5 million. These facilities are fully drawn and are non-recourse to us and the other Antamina project sponsors. The facilities mature on September 1, 2012 and April 19, 2015, respectively.

Our credit facilities contain restrictive and financial covenants, including:

■
a requirement to maintain a debt to total capitalization ratio of not more than 0.5:1.0.  As of December 31, 2011 our ratio of debt to total capitalization for purposes of our credit facilities was 0.29:1.0;

■
a covenant that neither Teck nor any guarantor under any of the credit facilities will grant security on any of its assets, and that no Restricted Subsidiary (as defined in the applicable credit facility) will grant security on certain specified assets, subject, in each case, to specific exceptions;

■	a restriction on certain of our subsidiaries (which are not guarantors) incurring indebtedness of more than an aggregate of US$250 million;

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■	a provision requiring prepayment in the event of a change of control at Teck; and

■	a prohibition on agreements that might restrict certain subsidiaries from issuing dividends or other distributions to, or making or repayment of loans to, Teck.

The credit facilities also provide for customary events of default, which include non-payment of principal, interest, fees or other amounts owing in connection with such credit facilities, inaccuracy of representations and warranties, violation of covenants (subject, in the case of certain affirmative covenants, to a grace period), a payment default by Teck or any material subsidiary (as defined in the applicable credit facility) in respect of indebtedness equal to or in excess of US$100 million, acceleration of indebtedness equal to or in excess of US$100 million, bankruptcy or insolvency events of Teck or a material subsidiary, the rendering of a final judgment against Teck or any material subsidiary or a combination thereof in excess of US$100 million, the rendering of a final judgment not involving the payment of money against Teck or any material subsidiary that could reasonably be expect to result in a material adverse effect (as defined in the applicable credit facility) and certain events under the United States Employee Retirement Income Security Act of 1974.

Public Indebtedness

As of March 5, 2012, our public indebtedness is comprised of 14 series of outstanding notes.

On September 12, 2002, we issued US$200 million in aggregate principal amount of 7.00% notes due September 15, 2012 under an indenture dated that same date with The Bank of New York (now The Bank of New York Mellon) as trustee (the “2002 Indenture”).  On September 28, 2005, we issued a further US$300 million in aggregate principal amount of 5.375% notes due October 1, 2015 and US$700 million in aggregate principal amount of 6.125% notes due October 1, 2035 also under the 2002 Indenture.  The notes issued under the 2002 Indenture are collectively referred to herein as the “2002 notes”.

Proceeds from these 2002 note offerings were advanced to our subsidiary, Teck Metals, which in turn issued us notes (the “Metals notes”) in the amount of each such offering.  The principal amount of the 2002 notes, plus (i) accrued interest thereon at least equal to accrued interest on the 2002 notes, and (ii) other monetary obligations payable pursuant to the Metals notes, will become due and payable on demand by us, or upon an event of default under the 2002 Indenture, on demand by us or our assignee.  Each Metals note has been pledged in favour of the trustee under the 2002 Indenture.  A breach under the collateral documents relating to a pledge of the Metals notes will be an event of default under the 2002 Indenture.  As a result, for so long as any of these intercompany arrangements and pledges are in place, upon the occurrence of an event of default under the 2002 Indenture, the trustee on behalf of the holders of the 2002 notes will have the right to make a demand on the Metals notes and will have a claim against Teck Metals in an amount equal to the amount due under the notes.  The 2002 Indenture contains covenants limiting our ability to create certain security interests, enter into sale and leaseback transactions and restrict our ability to amalgamate or merge with a third party or transfer all or substantially all of our assets.

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On May 8, 2009 we issued US$1.315 billion principal amount of 2014 notes, US$1.060 billion principal amount of 2016 notes and US$1.850 billion principal amount of 2019 notes under an indenture dated that same date with The Bank of New York Mellon as trustee (as amended from time to time, the “2009 Indenture”).  The notes issued under the 2009 Indenture are collectively referred to herein as the “2009 notes”.  The 2009 Indenture contains various restrictive covenants, including:

■
restrictions regarding new indebtedness, restricted payments, asset dispositions, liens, sales and leaseback transactions, restrictive agreements, transactions with affiliates, mergers and other fundamental corporate transactions.  Certain of these covenants are currently suspended, and will continue to be suspended, for as long as the 2009 notes are rated equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and there is no default or event of default under the 2009 Indenture;

■
a restrictive covenant regarding change in control, which provides that holders of the notes may require that Teck purchase all or any part of a holder’s notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any.  For this purpose, a change of control will be deemed to have occurred in the event of certain circumstances, including generally the sale or other disposition of all or substantially all of the assets of the Company; the acquisition of 50% of Teck’s combined voting power is acquired by other than certain permitted holders; the consolidation, merger or similar corporate transaction involving Teck occurs unless the voting stock of Teck constitutes more than 50% of the voting power of the surviving entity; the first day on which the majority of the then Board of Directors of the Company (including directors nominated by a majority of current directors) cease to be continuing directors (as defined in the 2009 Indenture); and the adoption of a plan relating to the liquidation or dissolution of Teck.

The notes issued under the 2009 Indenture are guaranteed by Teck Metals Ltd.  On their original issuance in May 2009, the notes issued under the 2009 Indenture were also guaranteed by certain other Teck subsidiaries but those other guarantees were released in accordance with the terms of the 2009 Indenture in July 2010.  In addition, the pledge bonds securing the 2009 notes (and our outstanding credit facilities) and the guarantees and liens supporting those pledge bonds were released.  As a result, the titles of the 2009 notes have each been amended to remove the word “secured”.  On February 16, 2012 we issued a notice of redemption in respect of all of the outstanding 2014 notes and approximately US$521 million of the 2019 notes.  March 19, 2019 is the scheduled redemption date.

On August 17, 2010, we issued US$300 million of 3.850% notes due 2017 and US$450 million of 6.000% notes due 2040 under an indenture dated the same date (as amended and supplemented, the “2010 Indenture”), as supplemented by a first supplemental indenture dated the same date among Teck, Teck Metals and The Bank of New York Mellon, as trustee.  On September 8, 2010 we issued an additional US$200 million of 6.000% notes due 2040 and US$500 million of 4.500% notes due 2021 under the 2010 Indenture, as supplemented by a supplemental indenture among Teck, Teck Metals and The Bank of New York Mellon, as trustee, setting out the terms of the 2040 notes and 2021 notes.  On July 5, 2011 we issued, under the 2010 Indenture as supplemented by a third supplemental indenture dated the same date, US$300 million of 3.15% notes due 2017; US$700 million of 4.75% notes due 2022 and US$1

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billion of 6.25% notes due 2041. On February 28, 2012 we issued, under the 2010 Indenture as supplemented by a fourth supplemental indenture US$500 million principal amount of 3.000% notes due 2019 and US$500 million principal amount of 5.200% notes due 2042.   The notes issued under the 2010 Indenture are guaranteed by Teck Metals.  The 2010 Indenture contains covenants requiring an offer to purchase in a change in control, and restrictive covenants regarding liens on assets of Teck and certain of its subsidiaries.

The indentures governing our public indebtedness provide for customary events of default, which include non-payment of principal or interest, failure to comply with covenants, the bankruptcy or insolvency of Teck or a material subsidiary, final judgments against Teck or a material subsidiary in excess of US$100 million, failure to pay other indebtedness in excess of US$100 million, or an acceleration of other indebtedness in excess of US$100 million.

Ratings

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.  The cost of funds under our credit facilities depends in part on our credit ratings from time to time. In addition, credit ratings affect our ability to obtain other short-term and long-term financing and the cost of such financing.  Over the past three years there were several upgrades to the credit ratings of Teck and its outstanding debt. The drawn and undrawn costs under our credit facilities are based upon our credit ratings, and would increase, or decrease, if Teck’s credit ratings are downgraded, or upgraded, respectively. In addition, maintaining credit ratings of at least investment grade from both Moody’s and S&P is a condition to the suspension of certain restrictive covenants in the indenture governing the 2014, 2016 and 2019 notes. If our ratings were downgraded to below investment grade by either such ratings agencies, Teck and its subsidiaries would again be subject to those suspended covenants.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of securities.  In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security.  We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future. Our current credit ratings are as follows.

	Moody’s	Standard & Poor’s	Dominion Bond Rating Service	Fitch
Senior Notes1	Baa2	BBB	BBB	BBB
Trend/Outlook	Stable	Stable	Stable	Stable

1 Our senior notes are the notes issued under the 2002 Indenture, 2009 Indenture and 2010 Indenture.

A description of the rating categories of each of the rating agencies is set out below.

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Moody’s Investor Service (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to Caa, which represents the range from highest to lowest quality of securities rated.  Moody’s Baa2 rating assigned to our senior debt instruments is the fourth highest rating of seven major rating categories.  Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics.  Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest. Moody’s has also assigned a stable outlook to the rating, which is an opinion regarding the likely direction of an issuer’s rating over the medium term.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  S&P’s BBB rating assigned to our senior debt instruments is the fourth highest rating of 12 major rating categories.  A BBB rating indicates that the obligor’s capacity to meet its financial commitments is adequate, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.  S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.  S&P has also assigned a stable outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate to long-term.

Dominion Bond Rating Service (DBRS)

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  DBRS’s BBB rating assigned to our senior debt is the fourth highest of the 10 rating categories for long-term debt.  Debt securities rated “BBB” are of adequate credit quality, and the capacity for the payment of financial obligations is considered acceptable.  However, the obligor is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the obligor.  A reference to “high” or “low” reflects the relative strength within the rating category.  DBRS has also assigned a stable outlook to the rating, which indicates the direction DBRS considers the rating is headed should present trends continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a scale ranging from AAA to D, representing the range from highest to lowest quality of securities rated. Fitch’s rating of BBB, Stable Outlook, assigned to Teck is the fourth highest of Fitch’s seven major rating categories for long-term debt. Debt securities rated “BBB” indicate that expectations of issuer default risk are currently low and that the issuer’s capacity for payment of financial commitments is considered adequate. However, adverse business or economic conditions are more likely to impair this payment capacity than that of an issuer in a higher rated category. Fitch’s may append the modifier “+” or “-” to a rating to denote the relative status of a security within a major rating category. Fitch’s assignment of

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Stable Outlook to the rating indicates Fitch’s view of the direction the rating is expected to take over the next one-to-two years.

Market for Securities

Trading Price and Volume

Our Class A common shares are listed on The Toronto Stock Exchange under ticker symbol TCK.A.  Our Class B subordinate voting shares are listed on The Toronto Stock Exchange under ticker symbol TCK.B and on the New York Stock Exchange under the symbol TCK.  The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2011 for the Class A common shares and Class B subordinate voting shares.

Teck Resources A				Teck Resources B
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	65.31	58.70	106,280	64.62	57.83	59,798,022
February	64.55	51.75	104,207	64.10	51.47	62,186,440
March	55.85	48.50	100,766	55.52	47.50	69,400,016
April	57.80	49.00	64,815	57.35	47.84	57,669,156
May	53.37	45.15	94,348	53.11	44.05	63,815,765
June	51.63	43.00	55,138	50.99	41.96	73,353,693
July	52.35	47.70	37,924	51.38	46.54	41,523,211
August	48.19	38.26	108,499	47.93	37.35	73,512,765
September	44.54	30.69	59,459	43.50	29.60	72,559,000
October	44.00	27.53	76,351	42.79	27.39	73,451,271
November	41.89	34.45	54,118	40.72	32.46	63,992,407
December	40.94	35.71	25,964	39.55	34.05	52,795,282

Source:  TSX

Teck Resources Limited	Page 76

2011 Annual Information Form

Directors and Officers

Directors

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Ichiro Abe(6)(7) Chiba, Japan	Director & Senior Managing Executive Officer, General Manager of Mineral Resources Division, Sumitomo Metal Mining Co., Ltd.	April 2011
Mayank M. Ashar (2)(6)(7) Calgary, Alberta, Canada and St. John, New Brunswick, Canada	President and Chief Executive Officer of Irving Oil Limited; prior thereto Executive Vice President of Suncor Energy Inc. 2007-2008 and Executive Vice President, Suncor Energy USA 2003–2007	November 2007
J. Brian Aune (1)(3)(4) Delta, British Columbia., Canada	President of Aldervest Inc. (private investment company)	February 1995
Jalynn H. Bennett (3)(4)(5)(8) Toronto, Ontario, Canada	Corporate Director; previously President, Jalynn H. Bennett and Associates Ltd. (consulting firm) to 2010	April 2005
Hugh J. Bolton (2)(5) Edmonton, Alberta, Canada	Chairman, EPCOR Utilities Inc. (water and electrical utility)	September 2001
Felix P. Chee(4) Oakville, Ontario, Canada
Chief Representative in Canada of China Investment Corporation; Member, World Bank Treasury Investment Advisory Board; formerly President and Chief Executive Officer of University of Toronto Asset Management Corporation to 2008
April 2010
Jack L. Cockwell(7)(9) Toronto, Ontario, Canada	Group Chairman, Brookfield Asset Management Inc. (asset management company)	April 2009
Norman B. Keevil (1) West Vancouver, British Columbia, Canada	Chairman of the Company	July 1963
Norman B. Keevil III (4)(6)(7) Victoria, British Columbia, Canada
President, Poncho Wilcox Engineering (management and technical support for new technology ventures in energy sector); previously Vice President of Engineering, Triton Logging Inc. (underwater harvesting company) from 2004 to 2009
April 1997
Takashi Kuriyama(6)(7) Chiba, Japan
General Manager Strategy & Planning, Mineral Resources Division for Sumitomo Metal Mining Co., Ltd; previously Executive Vice-President of Sumitomo Metal Mining America Inc. (mining company) from May 2006 to 2011
June 2006
Donald R. Lindsay(1) Vancouver, British Columbia, Canada	President and Chief Executive Officer	February 2005
Janice G. Rennie(2)(3)(5) Edmonton, Alberta, Canada	Corporate Director	April 2007

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2011 Annual Information Form

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Warren S. R. Seyffert (1)(2)(3)(5)(6) Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company); Counsel to Lang Michener (law firm) 2002 – 2007	August 1989
Chris M.T. Thompson(1)(2)(3)(5)(7) Englewood, Colorado, United States	Corporate Director	June 2003

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Pension Committee
(5)	Member of the Corporate Governance and Nominating Committee
(6)	Member of the Safety & Sustainability Committee
(7)	Member of the Reserves Committee
(8)
Ms. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates.  The Ontario Securities Commission (“OSC”) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Ms. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws.  The British Columbia Securities Commission (“BCSC”) and Autorité des marchés financiers (“AMF”) also issued similar orders.  Ms. Bennett was not subject to the orders issued by the BCSC and the AMF.  The OSC lifted its cease trade order effective June 8, 2006.  The BCSC and the AMF also lifted their cease trade orders shortly thereafter.  Ms. Bennett remains a director of the Nortel Companies.  On January 14, 2009, the Nortel Companies initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act in Canada.

(9)
Mr. Jack Cockwell was a director of Fraser Papers Inc. until April 29, 2009.  On June 18, 2009, Fraser Papers Inc. announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.  The next annual meeting of the Company is scheduled to be held on April 25, 2012.

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2011 Annual Information Form

Officers

As of March 1, 2012, the executive officers of the Company are as follows:

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Norman B. Keevil West Vancouver, British Columbia Canada	Chairman
Warren S. R. Seyffert Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company); Counsel to Lang Michener (law firm) 2002 – 2007
Donald R. Lindsay Vancouver, British Columbia, Canada	President and Chief Executive Officer
Michael E. Agg Vancouver, British Columbia, Canada	Senior Vice President since March 2012; previously, Senior Vice President, Zinc since August 2008; previously Vice President, Refining and Metal Sales
Roger J. Higgins Vancouver, British Columbia, Canada	Senior Vice President, Copper since June 2008; previously Vice President Project Development, BHP Billiton, Base Metals
Douglas H. Horswill West Vancouver, British Columbia, Canada	Senior Vice President; previously, Senior Vice President Sustainability and External Affairs from August 2008 to January 2012; previously Senior Vice President, Environment and Corporate Affairs
Ian C. Kilgour Vancouver, British Columbia, Canada	Senior Vice President, Coal since February 2011; previously President and Chief Executive Officer of Compañía Minera de Antamina S.A.
Ronald A. Millos Vancouver, British Columbia, Canada	Senior Vice President, Finance and Chief Financial Officer
Raymond A. Reipas Calgary, Alberta, Canada	Senior Vice President, Energy since November 2011; previously, Vice President, Energy since September 2008; previously Vice President, Mining, Total E&P Canada Ltd.
Peter C. Rozee West Vancouver, British Columbia, Canada	Senior Vice President, Commercial and Legal Affairs since April 2010; previously Senior Vice President, Commercial Affairs
Robert G. Scott North Vancouver, British Columbia, Canada
Senior Vice President, Zinc since March 2012; previously Vice President, Operating Excellence since July  2009; previously Vice President, Gold since August 1, 2008; previously Vice President, North American Mining 2006-2008

Marcia M. Smith Vancouver, British Columbia, Canada	Senior Vice President, Sustainability and External Affairs since January 2012; previously, Vice President, Corporate Affairs since March 2010; previously Managing Partner at NATIONAL Public Relations
Ronald J. Vance Evergreen, Colorado, USA	Senior Vice President, Corporate Development

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2011 Annual Information Form

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Timothy C. Watson Vancouver, British Columbia, Canada	Senior Vice President, Project Development since August 2007
Michael J. Allan West Vancouver, British Columbia, Canada	Vice President, Engineering
Dale E. Andres Vancouver, British Columbia, Canada	Vice President, Copper Strategy & North American Operations since August 2008; Vice President, International Mining 2006-2008
David R. Baril Santiago, Chile	Vice President, Copper, Chile Operations since October 1, 2008; Chief Operating Officer, Rio Narcea, 2005-2008; 2008 – October 2008 President & General Manager, Minera Petaquilla S.A.
Robert W. Bell(1) Vancouver, British Columbia, Canada
Vice President and Chief Commercial Officer, Coal since April 2010; previously Vice President and Chief Commercial Officer of Teck Coal Limited and Elk Valley Coal Corporation;  President and Chief Executive Officer and Chief Operating Officer of Pine Valley Mining Corp.; Vice President Marketing of Luscar Ltd.

Anne J. Chalmers Vancouver, British Columbia, Canada	Vice President, Risk and Security since September 2009; previously Director, Risk Insurance and Security to 2009
Fred S. Daley Delta, British Columbia, Canada	Vice President, Exploration
Karen L. Dunfee Richmond, British Columbia, Canada	Corporate Secretary
William A. Fleming Calgary, Alberta, Canada
Vice President, Coal Operations and Engineering since April 2010; Vice President, Operations and Engineering, Cardinal River Coals Ltd. since February 2009; previously Vice President, Engineering and Development of Teck Coal Limited from 2008 to February 2009; Vice President, Engineering and Development of Teck Coal Limited from 2008 to 2009; Vice President Engineering of Teck Coal Limited until 2008

Réal Foley Calgary, Alberta, Canada
Vice President, Coal Marketing since April 2010; previously, Vice President, Marketing for Teck Coal Limited from January 2008 to April 2010, Global Book Owner, Manganese Ore for BHP Billiton to December 2007

Graham P. Foyle-Twining West Vancouver, British Columbia, Canada
Vice President, Human Resources since December 2011; previously, Vice President, Human Resources Walter Energy , Inc. from January to November 2010; General Manager, Human Resources, Rio Tinto plc (Copper Product Group from 2007 to 2009, London Unit from 2003 to 2007)

John F. Gingell Vancouver, British Columbia, Canada	Vice President and Controller since June 1, 2007; previously Assistant Controller

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2011 Annual Information Form

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Ralph J. Lutes North Vancouver, British Columbia, Canada	Vice President, Asian Affairs & Chief Representative, China since May 2011; previously, partner with Stikeman Elliott LLP
David R. Parker West Vancouver, British Columbia, Canada	Vice President, Sustainability since August 1, 2008; previously Director, Corporate Affairs & Sustainability
Douglas J. Powrie Vancouver, British Columbia, Canada	Vice President, Tax since June 2011; previously, partner with Borden Ladner Gervais LLP
Robin B. Sheremeta Sparwood, British Columbia, Canada	Vice President, Health and Safety Leadership since January 2010; previously General Manager, Elkview Operations 2006-2010; prior thereto General Manager, Greenhills Operation
Andrew A. Stonkus North Vancouver, British Columbia, Canada	Vice President, Base Metals Marketing since August 2008; previously Vice President, Concentrate Marketing
John F.H. Thompson Vancouver, British Columbia, Canada	Vice President, Technology and Development since January 1, 2008; previously Vice President, Technology
Gregory A. Waller North Vancouver, British Columbia, Canada	Vice President, Investor Relations & Strategic Analysis since November 23, 2006; previously Director, Financial Analysis & Investor Relations
Scott R. Wilson Vancouver, British Columbia, Canada
Vice President since November 25, 2010 and Treasurer since June 1, 2009; previously Director, Micronova BioProducts, November 2007 to  April 2009; prior to that, Vice President and Chief Financial Officer Canfor Corp.

Anthony A. Zoobkoff North Vancouver, British Columbia, Canada	Senior Counsel and Assistant Secretary

(1)	Mr. Bell was a director and chief executive officer of Pine Valley Mining Corporation when it filed for creditor protection under the Companies’ Creditors Arrangement Act in October 2006.

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2011 Annual Information Form

Audit Committee Information

Mandate of Audit Committee

The full text of our Audit Committee’s mandate is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

Our Audit Committee consists of five members.  All of the members of the Committee are independent and financially literate.  The name, relevant education and experience of each Audit Committee member are outlined below:

M.M. Ashar

Mr. Ashar is a graduate of the University of Toronto (M.Eng, MBA). Mr. Ashar is presently the President and Chief Executive Officer of Irving Oil Limited.

Hugh J. Bolton, FCA

Mr. Bolton is a chartered accountant and a graduate of the University of Alberta (BA Economics).  Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and its Chairman and CEO from 1991 to 1998.  He is presently Chairman of EPCOR Utilities Inc. and a director of The Toronto Dominion Bank, Canadian National Railway Company, Westjet Airlines Ltd. and Capital Power Corporation.

Janice G. Rennie, FCA

Ms. Rennie is a chartered accountant and a graduate of the University of Alberta (BComm.).  She was the Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. from 2004 to 2005.  She is currently a director of Major Drilling Group International Inc., Methanex Corporation, Greystone Capital Management Inc., West Fraser Timber Co. Ltd., Capital Power Corporation and Westjet Airlines Ltd.

Chris M.T. Thompson

Mr. Thompson is a graduate of Rhodes University, SA (B.A. Law and Economics) and Bradford University, UK (MSc).  Mr. Thompson was Chairman of the Board and CEO of Gold Fields Limited from 1998 to 2002 and was its Chairman to November 2005.

Warren S. R. Seyffert, Q.C.

Mr. Seyffert is a graduate of University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007, practicing in the areas of taxation, mergers and acquisitions, financing, securitization and banking.  He is a director of various public and private corporations including Allstate Insurance Company of Canada, Coco Paving Inc. (chair), Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.

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2011 Annual Information Form

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP.  All non-audit services are pre-approved by the Committee prior to commencement.  In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

■	bookkeeping or other services related to the accounting records or financial statements;

■	financial information systems design and implementation;

■	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

■	actuarial services;

■	internal audit outsourcing services;

■	management functions or human resources functions;

■	broker or dealer, investment advisor, or investment banking services;

■	legal services;

■	expert services unrelated to the audit; and

■	all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.

Auditor’s Fees

For the years ended December 31, 2011 and 2010, Teck paid the external auditors $5,202,995 and $5,462,399, respectively, as detailed below:

	Year Ended 2011 ($000)	Year Ended 2010 ($000)
Audit Services(1)	3,806	4,032
Audit Related Services(2)	785	1,034
Tax Fees(3)	128	188
All Other Fees(4)	484	209

Notes:
(1)	Includes services that are provided by Teck’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.
(3)	Fees are for international tax services and advice provided to foreign offices.
(4)	Includes amounts related to IFRS transition matters, ISO registration, greenhouse gas audits and training.

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2011 Annual Information Form

Ownership by Directors and Officers

As of March 1, 2012, the directors and executive officers as a group beneficially own or exercise control or direction, directly or indirectly, over the following shares issued by the Company:

	Shares beneficially owned or over which control or direction is exercised	As a % of the total outstanding of the class
Class A common shares	418,880	4.48%
Class B subordinate voting shares	1,105,170	0.19%%

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation.  Keevil Holding Corporation held 51% of the voting shares of Temagami Mining Company Limited (“Temagami”) which, as of March 1, 2012, beneficially owned or exercised direction or control, directly or indirectly, over 4,300,000 Class A common shares, representing 45.97% of the Class A common shares outstanding and 860,000 Class B subordinate voting shares, representing 0.015% of the Class B subordinate voting shares outstanding.  Four of our directors are directors of Temagami.

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2011 Annual Information Form

Legal Proceedings

Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled down river, as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, and also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry.

While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether they pose an unacceptable risk to human health or the environment.

A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, Teck American Incorporated (“TAI”), entered into a Settlement Agreement (the “EPA Agreement”) with the US Environmental Protection Agency (“EPA”) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River under the oversight of the EPA.

The RI/FS is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the EPA Agreement. TAI has also placed US$20 million in escrow as financial assurance of its intention to discharge its obligations under the EPA Agreement. We have accrued our estimate of the costs of the RI/FS.

Two citizens of Washington State and members of the Colville Tribe have commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. In 2006, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be

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applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials to a facility in Washington State.

The litigation continues. The hearing of the plaintiffs’ claims for natural resource damages and costs has been deferred until the RI/FS has been substantially advanced or completed and a decision on liability is rendered. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is now scheduled to be tried in September 2012. If no liability is found, the damages hearing will not proceed. Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.

TAI intends to fulfill its obligations under the EPA Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The EPA Agreement is not affected by the litigation.

There can be no assurance that Teck Metals will ultimately be successful in its defense of the litigation or that Teck Metals or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken.  If remediation is required and damage to resources found, the cost of remediation may be material.

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Transfer Agents and Registrars

CIBC Mellon Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

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2011 Annual Information Form

Material Contracts

The following are the only contracts entered into by the Company in 2011 which are material and still in effect and not entered into in the ordinary course of business:

■
Third supplemental indenture dated July 5, 2011, a supplement to the Indenture, dated as of August 17, 2010 between the Company and The Bank of New York Mellon, as trustee, and the first supplemental (dated August 17, 2010) and second supplemental indentures (dated September 22, 2010) thereto.

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2011 Annual Information Form

Interests of Experts

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2011.  PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

Paul C. Bankes, P.Geo., Don Mills, P.Geo., Eric Jensen, P.Eng. and Marco Maulen, MAusIMM (CP) have acted as qualified persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form.  Mr. Bankes is an employee of the Company.  Messrs. Mills and Jensen are employees of Teck Coal Limited, which is directly and indirectly wholly owned by Teck.  Mr. Maulen is an employee of Compañía Minera Antamina S.A., in which the Company holds a 22.5% share interest.  GLJ Petroleum Consultants Ltd. has acted as an independent qualified reserves evaluator in connection with our interest in the Fort Hills oil sands project and Sproule Unconventional Limited has acted as an independent reserves evaluator in connection with our interest in the Frontier and Equinox oil sands projects.  Messrs. Bankes, Mills and Jensen, Maulen and designated professionals of GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited hold beneficially, directly or indirectly, less than 1% of any class of the Company’s securities.

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Disclosure Pursuant to the Requirements of the New York Stock Exchange

The Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Notwithstanding that Teck is a “foreign private issuer” for purposes of its New York Stock Exchange (NYSE) listing, and as such, the NYSE director independence requirements that are applicable to U.S. domestic issuers do not apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules. As noted above, the Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.

The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, Teck disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. Aside from one exception, the differences between our practices and the NYSE rules are not material and are more of a matter of form than substance. The one exception is that Hugh J. Bolton, the Chair of the Company’s Audit Committee, has a son who is a partner of Teck’s external auditors, PricewaterhouseCoopers LLP. While the Board has determined that Mr. Bolton is “independent” under the NYSE listing standards applicable to foreign private issuers, because of his son’s status Mr. Bolton would not be considered “independent” under the NYSE listing standards if Teck were a U.S. domestic issuer.

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Additional Information

1.	Additional information relating to the Company may be found on SEDAR at www.sedar.com.

2.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual Meeting of Shareholders to be held on April 25, 2012.  Additional financial information is also provided in our comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2011.  Copies of these documents are available upon request from our Corporate Secretary.

3.	Unless otherwise stated information contained herein is as at March 5, 2012.

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Schedule A

Teck Resources Limited

AUDIT COMMITTEE CHARTER

Purpose of the committee

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Teck Resources Limited ( the “company”) is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

■	integrity, adequacy and timeliness of the company’s financial reporting and disclosure practices;

■
processes for identifying the principal financial risks of the company and reviewing the company’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

■	company’s compliance with legal and regulatory requirements related to financial reporting;

■	accounting principles, policies and procedures used by management in determining significant estimates,

■	antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures,

■	mechanisms for employees to report concerns about accounting policies and financial reporting,

■	engagement, independence and performance of the company’s external auditor; and

■
internal audit mandate, internal audit and Sarbanes Oxley and Bill 198 (“SOX”) plans, internal audit and SOX audit programs and results of internal audits and SOX compliance audits  performed by the company’s internal audit department.

The Committee shall also perform any other activities consistent with this Charter, the company’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors, a quorum of which shall be a majority of the members.  Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion.  All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the various stock exchanges on which the company’s securities trade and in accordance with Multilateral Investment Instrument 52-110.  Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial

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statements of Teck Resources Limited.  At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with generally accepted accounting principles (“GAAP”), which for the company is International Financial Reporting Standards.

The Committee’s role is one of oversight.  Management is responsible for preparing the company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the company’s financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with Canadian GAAP and reconciled to US GAAP.

In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of the company’s internal controls over financial reporting.

The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment.  The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of the company’s shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

Authority and Responsibilities

In performing its oversight responsibilities, the Committee shall:

1.	Meet at least five times per year. The Committee may ask members of management or others to attend meetings to provide information as necessary

2.
Meet separately with the Chief Executive Officer and the Chief Financial Officer, senior financial management, the external auditor and the company’s chief audit executive at least four times per year, or more frequently as required, to discuss matters that the Committee or these individuals or groups believe should be discussed privately with the Committee.

3.
Minutes of all meetings of the Committee will be provided to the Board. Written or verbal reports on Committee meetings whose minutes have not been completed will be provided at each meeting of the Board.

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4.	Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

5.	Review the appointments of the company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

6.
Review with management, the external auditor and the company’s chief audit executive the adequacy and effectiveness of the company’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies. Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of audits and/or during annual controls compliance testing as required under SOX legislation.

7.
Review the company’s process for the CEO and CFO certifications required by the various regulatory agencies in the jurisdictions in which the company operates with respect to the company’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls.

8.
Review copies of the minutes of meetings of management’s disclosure committee and the Chairman of the Committee or an appointee shall meet at least once per year with the management’s disclosure committee to review the company’s disclosure controls and procedures.

9.
Review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports and the annual and interim earnings news releases and recommend their approval by the full Board prior to their release and/or filing with the applicable regulatory agencies.

10.
As appropriate, review other news releases and reporting documents that include material non-public financial information prior to their public disclosure by filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements.

11.
Ensure that adequate procedures are in place for the review of the company’s public disclosure of financial information extracted or derived from the company’s financial statements, other than the public disclosure referred to in the immediately preceding item, and periodically assess the adequacy of these procedures.

12.
Review the company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

13.
Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors’ judgments about the quality and appropriateness of the company’s accounting policies. This review shall include discussions with the external auditor without the presence of management.

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14.	Review with management, the external auditor and the company’s chief audit executive significant related party transactions and potential conflicts of interest.

15.
To assist the Board with their recommendations to shareholders, recommend (a) the external auditor to be nominated to examine the company’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attest services for the company and (b) the compensation of the external auditor. The Committee has the responsibility to approve all audit engagement terms and fees.

16.
Review with management and the external auditor and approve the annual external audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

17.	Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.

18.
Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least a quarterly basis.  The Committee will receive an annual written confirmation of  independence from the external auditor.

19.
Pre-approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement. The Committee may delegate the responsibility for approving non-audit services to the Chairman or another member of the Committee appointed by the Chairman where the fee does not exceed $50,000. The Committee will review a summary of all audit, non-audit and assurance work performed for the company at least twice per year.

20.
The Committee will be provided with copies of the minutes of meetings of management’s disclosure committee and the Chairman of the Committee or an appointee shall meet at least once per year with management’s disclosure committee to review the company’s disclosure controls and procedures.

21.	Review and approve the company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company, including:

•	the appointment of any employee or former employee of the company’s external auditor to a senior financial management position with the company, and

•	management’s reports of the profiles of all individuals hired during the past year who were employed by the external auditor at any time during the two years prior to being hired by the company.

22.	Review and approve the functions of the company’s Audit and Operational Review Department, including:

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•	its mandate, authority and organizational reporting lines;

•	its annual and longer term internal audit plans, budgets and staffing;

•	its performance; and

•	the appointment, reassignment or replacement of the company’s chief audit executive.

This review will include discussions with the company’s chief audit executive without the presence of management or the external auditor.

23.	Review the adequacy of the company’s bank lines of credit and guidelines for the investment of cash.

24.
Review with senior financial management, the external auditor, the company’s chief audit executive, and such others as the Committee deems appropriate, the results of operational reviews, audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.

25.	Review the company’s procedures and establish procedures for the Committee for the:

•	receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure or auditing matters; and

•
confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the company’s Code of Ethics or Standard of Business Practices.

26.
At each Audit Committee meeting the General Counsel and the company’s chief audit executive shall report any litigation, claim or other contingency that could have a significant effect on the company’s financial results or disclosures and any real or suspected incidents of fraud, theft or violations of the company’s Code of Ethics or Standard of Business Practices that have been reported to management or to the internal audit department.  The Committee shall review any such reports or similar type reports submitted by other employees or members of management and if deemed necessary, report such matters related to auditing, accounting and financial reporting and/or disclosure to the full Board.

27.	Prepare an audit committee report to be included in Teck Resources Limited’s annual proxy statement.

28.
Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of its investigation, at the expense of the company, (b) set and pay the compensation of any advisors retained by it and (c) communicate directly with the internal and external auditors.

29.	The Committee shall present to the Board an annual performance evaluation of the effectiveness of the Committee.

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Schedule B

Report of Management and Directors on December 2011 Oil and Gas Disclosure

Management of Teck Resources Limited (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.

An independent qualified reserves evaluator has evaluated the reserves data associated with the Fort Hills oil sands project and has concluded that the best estimate of contingent bitumen resources associated with the Company’s 20% interest in the project as at December 31, 2011 is 684 million barrels of recoverable bitumen.  A report from the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

A second independent qualified reserves evaluator has evaluated the resources data associated with the Frontier and Equinox oil sands projects and has concluded that the best estimate of contingent resources associated with the Company’s 50% interest in Frontier and Equinox as at December 31, 2011 is 1,224 million barrels and 188 million barrels of contingent bitumen resources, respectively.  A report from the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

A committee of the Board of Directors of the Company composed of a majority of independent directors has

1.	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;

2.	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservations; and

3.	reviewed the resources data with management and the independent qualified reserves evaluator.

The same committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The Board of Directors has, on the recommendation of the committee, approved

1.	the content and filing with securities regulatory authorities of the resources data and other oil and gas information;

2.	the filing of the report of the independent qualified reserves evaluator; and

3.	the content and filing of this report.

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Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

Dated:  March 5, 2012.

/s/ Donald R. Lindsay	/s/ Chris M.T. Thompson
(Signed)	(Signed) Chris M.T. Thompson
President and Chief Executive Officer	Director
/s/ Ronald A. Millos	/s/ Mayank M. Ashar
(Signed) Ronald A. Millos	(Signed) Mayank M. Ashar
Senior Vice President, Finance and Chief Financial Officer	Director

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Schedule C

NI 51-101 Evaluation, Audit and Review Reports

Report on Resources Data by Independent Qualified Resources Evaluator or Auditor

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Teck Resources Ltd. (the "Company"):

1.
We have evaluated the Company’s reserves data associated with the Fort Hills Oil Sands Project as a December 31, 2011. The reserves data at December 31, 2011 is a best estimate of contingent bitumen resources. Specific contingencies which prevent the classification of contingent resources as reserves relate to regulatory approval risks around basal aquifer water disposal and the McClelland Lake Wetland Complex mitigation plan, as well uncertainty in development costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The best estimate of contingent bitumen resources associated with the Company’s 20 percent working interest Fort Hills Oil Sands Project is 684 million barrels, as presented in our report prepared December 10, 2011.

5.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the preparation date.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

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EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 28, 2012

James H Willmon, P. Eng.
Vice-President Corporate Evaluations

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NI 51-101 Audit and Review Report
Report on Resources Data
By Independent Qualified Resources Evaluator or
Auditor
Report on Resources Data

To the Board of Directors of Teck Resources Limited (the “Company”)

Sproule Unconventional Limited “(Sproule”) prepared an independent audit and review of the mine, tailings and extraction plans, and the environmental and regulatory issues for the Company’s Frontier and Equinox projects, as of December 31, 2011.  Sproule also conducted a high-level economic analysis upon completion of the above technical audit and review.

Contingent Resources were previously estimated as of December 31, 2010 and presented in the report entitles, “Contingent Bitumen Resource Estimates” for the Frontier and Equinox Oil Sands Mining Projects (As of December 31, 2010)”.  Since then there has been no new material geological data collected and, therefore the Contingent Resources estimates from 2010 report remain unchanged.

The preparation and disclosure of the reported resource estimates are the responsibility of the Company’s management. Sproule’s responsibility is to express an opinion on the bitumen-in-place, the contingent bitumen resources data and the mine, tailings and extraction plans, and environmental and regulatory issues, based on audits and reviews.  Sproule carried out the audits and reviews in accordance with standards established by the Canadian Securities Administrators (“CSA”) within National Instrument 51-101 (“NI 51-101”).  This report adheres in all material aspects to the “best practices” recommended in the Canadian Oil and Gas Evaluation Handbook (“COGEH”) which are in accordance with the principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers.  The COGEH is incorporated by reference in NI 51-101.

Those standards require that Sproule plan and perform the audits and reviews to obtain reasonable assurance as to whether or not the resource data are free of material misstatement.

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In Sproule’s opinion, the bitumen resources data reviewed have, in all material respects, been estimated and presented in accordance with the COGEH.

Teck Resources Limited Contingent Bitumen Resources Frontier and Equinox Oil Sands Mining Projects As of December 31, 2011
Project	Project – 100% (MMbbl)			Company Gross Share (MMbbl)
	Low Estimate	Best Estimate	High Estimate	Low Estimate	Best Estimate	High Estimate
Frontier	1,509	2,449	2,743	755	1,224	1,371
Equinox	286	375	420	143	188	210
Total*	1,795	2,824	3,163	898	1,412	1,581
* Properties in summation have different contingencies.

The term “Contingent Resources” is taken from the COGEH.  The volumes listed in the chart table above refer to potentially recoverable volumes of bitumen resources.  The volumes of contingent bitumen resources were calculated at the outlet of the proposed extraction plant.

The contingencies that prevent these bitumen resources from being classified as reserves include, but are not limited to, regulatory approval, completed feasibility studies and company commitment.  There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

The Frontier and Equinox best estimates are based on mine pits (TV:BIP 16) developed by Norwest with adjustments by Sproule at the lease boundaries.  The low and high estimates were estimated by Sproule based on an assessment of change in the potential bitumen resource under cut-offs of TV:BIP 12 and TV:BIP 18, respectively, relative to the best care.

Further details on the results of Sproule’s geological evaluation and mine audit and review are presented in the reports entitled, “Contingent Bitumen Resource Estimates for the Frontier and Equinox Oil Sands Mining Projects (As of December 31, 2010)” and “Contingent Bitumen Resource Estimates for the Frontier and Equinox Oil Sands Mining Projects (As of December 31, 2011)”.

Sproule has no responsibility to update the report for events and circumstances occurring after the preparation date.

Because the Contingent Resources estimates are based on judgments regarding future events, actual results may vary and the variations may be material.

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Sproule Unconventional Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and our permit number is P10418.

Sproule Unconventional Limited	SPROULE UNCONVENTIONAL LIMITED
Calgary, Alberta
February 24, 2012

/s/ Donald W. Woods
Donald W. Woods, P. Eng.
Manager, Engineering and Partner

/s/ Doug W.C. Ho
Doug W.C. Ho, P. Eng.
Vice-President, Engineering and Director

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